UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ASCOT FUNDING, INC.
(Exact name of registrant as specified in its charter)

Colorado	7389	61-1424438
(State of Incorporation)	(Primary Standard Industrial Classification Code Number)	(IRS Employer ID No.)
___________________

3050 E. Chevy Chase Drive
Glendale, CA 91206
Tel. 818 434 8327  Fax 818 246 3291
(Address and Telephone Number of Registrant’s Principal Executive Offices and Principal Place of Business)
___________________

Patrick C. Brooks
3050 E. Chevy Chase Drive
Glendale, CA 91206
Tel. 818 434 8327  Fax 818 246 3291
(Name and Address and Telephone Number of Agent for Service)
______________________

Copy to:
Joseph Drucker, Esq.
43 Sawgrass Street
Jackson, NJ 08827
Tel. 732 928 5965  Fax 732 928 4297
_____________________

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration Statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)
Accelerated filer ☐	Smaller reporting company ☒

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effectiveness until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8 (a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8 (a) shall determine.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Aggregate Offering Price per share (2)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration fee

Shares of Common Stock, without par value	2,000,000	$0.10	$200,000	$11.16
Shares of Common Stock, without par value, underlying warrants	2,000,000	$0.10	$200,000	$11.16
Total	4,000,000	$0.10	$400,000	$22.32

(1)
This registration statement pertains to 4,000,000 shares of our common stock. Of this total, 2,000,000 shares are issued and outstanding. Additionally, 2,000,000 shares issuable on the exercise of Class A Redeemable Common Stock Purchase Warrants are being registered herewith.

(2)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(c) of the Securities Act.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and neither we nor the selling stockholders are soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

4,000,000 SHARES OF COMMON STOCK AT $0.10 PER SHARE

ASCOT FUNDING, INC.

             This prospectus is registering an aggregate of 4,000,000 shares of common stock of Ascot Funding, Inc., including shares issuable on the exercise of warrants to purchase our shares, and relates to the resale of such shares by the selling stockholders identified in this prospectus. The selling stockholders are deemed to be underwriters as that term is defined in Section 2(a)(11) of the Securities Act of 1933, as amended.

The selling stockholders or their permitted transferees or other successors in interest may sell all or a portion of their shares at a fixed price of $0.10 per share until such time as the shares become traded on the OTC Electronic Bulletin Board (“OTC BB”) operated by the Financial Industry Regulatory Authority (“FINRA”). Thereafter, they may sell their shares at prevailing market prices or, privately, at negotiated prices. We determined the offering price based on the price of the last sale of our shares to investors.

We will not receive any of the proceeds from sales of shares offered by selling stockholders pursuant to this prospectus. We will, however, receive the proceeds from the exercise of warrants. The warrants are exercisable at a price of $0.10 per share for an aggregate amount of $200,000. We cannot assure you that any warrants will be exercised. We have agreed to pay certain expenses related to the registration of the shares pursuant to the registration statement of which this prospectus is a part.

Currently, there is no market for our shares. Subsequent to the effectiveness of the registration statement, we intend to take steps to have our shares listed on the OCT BB. We cannot assure you that a market maker will sponsor our application to FINRA, nor can we assure you that such an application for quotation will be approved. Even if our shares were approved for trading, we cannot assure you that a public market would materialize.

THE COMPANY IS CONSIDERED TO BE IN UNSOUND FINANCIAL CONDITION. PERSONS SHOULD NOT INVEST UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENTS.

THE PURCHASE OF THE SECURITIES OFFERED PURSUANT TO THIS PROSPECTUS INVOLVES A HIGH DEGREE OF RISK. PERSONS SHOULD CAREFULLY CONSIDER THE FACTORS DESCRIBED IN THE “RISK FACTORS” SECTION BEGINNING ON PAGE 5 OF THIS PROSPECTUS.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is August 4, 2009

You should rely only on the information contained in this prospectus or any related prospectus supplement, including the content of all documents incorporated by reference into the registration statement of which this prospectus forms a part. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The information contained in this document or incorporated by reference herein is accurate only on the date of this document. Our business, financial condition, results of operations and prospects may have changed since such date.  Other than as required under the federal securities laws, we undertake no obligation to publicly update or revise such information, whether as a result of new information, future events or any other reason.

Some of the industry data contained in this prospectus is derived from data from various third-party sources. We have not independently verified any of this information and cannot assure you of its accuracy or completeness.

PROSPECTUS SUMMARY

This summary highlights selected information described in more detail later in this prospectus, but does not contain all of the information you should consider in making an investment decision. You should also read the entire prospectus, including the risks of investing in our shares discussed in the section entitled “Risk Factors” and the financial statements and related notes appearing elsewhere in this prospectus. Unless the context indicates otherwise, references to “Ascot,” the “Company,” “us,” “our” or “we” are to Ascot Funding, Inc.

About Our Company

We are a Colorado corporation organized on August 21, 2002. From inception until recently, we did not conduct any business or generate revenues. In August 2008, we acquired the intellectual property www.MyCreditCardMentor.com. Through our website, we intend to conduct business online, offering a marketplace connecting consumers with multiple credit card issuers.  We intend to offer a marketplace where consumers can search for, compare and apply for credit cards and offer credit card issuers an online channel to acquire qualified applicants. Our proposed online marketplace will also allow credit card issuers to solicit and receive credit card applications online in a manner that we believe is more efficient and cost effective than traditional offline channels. We do not expect to realize any revenues until several months after our website is operational. We have not conducted any market research into the likelihood of success of our proposed operations.

We have minimal capital resources. As of June 30, 2009, we had cash on hand of $1,930 and an accumulated deficit of $20,169. We have outstanding liabilities of $52,773. Our auditor has issued a “going concern” opinion. This means that there is substantial doubt that we will be an ongoing business for the next twelve months. We believe that this opinion is, in part, based on the fact that we have nominal capital and our business expenses are being financed by a Line of Credit provided by our majority stockholder. There is no assurance that such funding from our majority stockholder will continue in the future. We intend to seek public or private equity and/or debt financing in order to implement our business plan. If we are not able to obtain such funding, we will be unable to commence operations. In this event management may recommend our liquidation and dissolution. If liquidation and dissolution were to occur, there will be a total loss of shareholder funds.

We have no plans to change our planned business activities or to combine with another business, and we are not aware of any events or circumstances that may cause these plans to change. Further, to the best of our knowledge and belief, neither the Company nor its stockholders have any plans or, are we aware of any events and circumstances that would lead to a change of control or similar transaction.

Terms of our Offering

We are offering 4,000,000 shares of common stock at an offering price of $0.10 per share. There are 2,000,000 shares issued and outstanding. All of these shares are being offered by our existing stockholders, referred to as selling stockholders throughout this prospectus. We will not receive any of the proceeds from the resale of these shares. Additionally, 2,000,000 shares issuable on the exercise of Class A Redeemable Common Stock Purchase Warrants (“Warrants”) are being registered herewith. If all of the warrants are exercised, the proceeds to us would total $200,000. There is no assurance that any warrants would be exercised.

Use of Proceeds

    The selling stockholders will receive the proceeds from any sale of our common stock covered by this prospectus. We will not receive any proceeds from any such sale.

    Any proceeds we receive from the exercise of warrants will be used to implement our business plan and for working capital.

Risk Factors

    An investment in the securities offered hereby entails substantial risks. See “RISK FACTORS” beginning on page five and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Where You Can Find Us

    Our principal executive offices are located at 3050 E. Chevy Chase Drive, Glendale, CA 91206. Our telephone number is 818 434 8327 and fax number is 818 246 3291.

FINANCIAL SUMMARY

    The following financial summary should be read in conjunction with “Management’s Discussion and Analysis” and the Financial Statements and Notes thereto, included elsewhere in this prospectus.  This summary is taken from our audited balance sheet and statement of operations for the fiscal year’s ended June 30, 2009 and June 30, 2008.

	Year ended June 30, 2009	Year ended June 30, 2008

Balance Sheet
Total Assets	$45,930	1,275
Total Liabilities	$52,773	1,250
Stockholders Equity (Deficit)	$(6,843)	25

	Year ended June 30, 2009	Year ended June 30, 2008

Statements of Operations
Interest Income / Revenues	$1	0
Total Expenses	$6,869	0
Net Income - (Loss)	$($6,868)	0

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

    This prospectus contains forward-looking statements about our business, financial condition and prospects that reflect our management’s assumptions and beliefs based on information currently available. We can give no assurance that the expectations indicated by such forward-looking statements will be realized. If any of our assumptions should prove to be incorrect, or if any of the risks and uncertainties underlying such expectations should materialize, our actual results may differ materially from those indicated by the forward-looking statements
.

    This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Business,” contains forward-looking statements. These statements may relate to, but are not limited to, expectations of future operating results or financial performance, capital expenditures, plans for growth and future operations, as well as assumptions relating to the foregoing. Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. These risks and other factors include, but are not limited to, those listed under “Risk Factors.” In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “will,” “should,” “could,” “expect,” “plan,” “ “anticipate,” “estimate,” “predict,” “intend,” “potential,” “might,” “would,” “continue” or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially.

    We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control and that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Except as required by applicable law, including the securities laws of the United States and the rules and regulations of the SEC, we do not plan to publicly update or revise any forward-looking statements after we distribute this prospectus, whether as a result of any new information, future events or otherwise. Potential investors should not place undue reliance on our forward-looking statements.

RISK FACTORS

    We are subject to various risks that may materially and adversely affect our business, financial condition and results of operations. You should carefully consider the risks and uncertainties described below and other information in this prospectus before deciding to purchase our shares. If any of these risks or uncertainties actually occurs, our business, financial condition or operating results could be materially and adversely affected.

    Risks relating to our business

    Our auditor has expressed substantial doubt as to our ability to continue as a going concern.

    We have very limited financial resources. As of June 30, 2008 we had cash on hand of $1,930, an accumulated deficit $20,169 and liabilities of $52,773. Our auditor has issued a “going concern” opinion and has expressed substantial doubt about our ability to continue as a going concern. Our continuance as a going concern is dependent on our ability to obtain equity or debt financing, implement our business plan and generate profitable revenues. Even if we do obtain adequate capital, the outcome or success cannot be predicted with any certainty at this time. Our financial statements do not include any adjustments for these uncertainties. If we cannot continue as a viable entity, we will suspend or cease operations. If this were to occur, stockholders may lose their entire investment.

    We have a limited operating history on which we can be evaluated, and the likelihood of our success must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered by a small developing company.

    The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered by a small developing company starting a new business enterprise and the highly competitive environment in which we will operate. Since we have a limited operating history, we cannot assure you that our business will be profitable or that we will ever generate sufficient revenues to meet our expenses and support our anticipated activities.

    We are dependent on the financial support of our principal stockholder.

    We are substantially dependent on the financial support of Omega Financial, Inc. (“Omega”), our majority stockholder, which has provided us with a Line of Credit of $100,000 to defray our operational expenses. This Line of Credit may be revoked. As of June 30, 2009, we have utilized $50,423 of this loan. We intend to draw down $15,000 of the loan to defray the expenses to be incurred in filing the registration statement of which this prospectus is a part. We will, most likely, draw down the entire loan amount to provide us with working capital. Beyond this loan, substantial additional working capital is required. We cannot assure you that such funds will be available to us.

    The Line of Credit is provided to us at an interest rate of 4% per annum and will mature 36 months from the date on which the Line of Credit Agreement was executed, August 16, 2008. If the financing provided by Omega proves to be insufficient to accomplish the intended purposes or, if we are unable to obtain further additional funding, we may unable to comply with the reporting requirements of the Securities Exchange Act of 1934. Our ability to report our operating results on a timely and accurate basis could be impaired.

    We will require additional capital to implement our business plan and, without such financing we may be unable to commence operations.

We will need to raise substantial additional funds through public or private debt or sale of equity to implement our business plan. Such financing may not be available as needed. Even if such financing is available, it may be on terms that are materially adverse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, that it will be on terms satisfactory to us. If we are unable to obtain financing, we will not be able to implement our business plan and may have to cease operations.

    Our future success is dependent, in substantial part, on the performance and continued service of Mr. Patrick Brooks, our sole director and officer. Without his continued service, we may be forced to interrupt or cease operations.

    Mr. Brooks serves as our sole director and officer. We are substantially dependent on him to conduct our operations. If his services were not available, without having found additional qualified administrative personnel, we would be forced to interrupt or cease operations immediately. In this event you could lose your entire investment. We do not maintain key person insurance.

    Our sole director and officer may not be in a position to devote a majority of his time to our business and this may result in periodic interruptions and even business failure.

    Mr. Brooks, our sole director and officer, has other business interests and will devote only a portion of his time to our operations, estimated to average not more than 20 hours per week. Our operations may be sporadic and occur at times which are not convenient to Mr. Brooks, which may result in periodic interruptions or suspensions of our business plan. If the demands of our business require the full business time of Mr. Brooks he is prepared to adjust his timetable to devote more time to our business. However, he may not be able to devote sufficient time to the management of our business and this may result in periodic interruptions in the implementation of our plans in a timely manner. Such delays could have a significant negative effect on the success of our business.

    Our ability to enter the marketplace is substantially governed by our ability to contract with a significant number of credit card issuers and/or third party affiliate marketing agents.

    Our ability to enter the marketplace is substantially governed by our ability to contract with a significant number of credit card issuers and/or third party affiliate marketing agents. Presently, we do not have any contracts in place and there can be no assurance that we will be able to obtain such contracts.

    Our business operations will be dependent on our ability to attract and maintain key employees in positions of management. We must be able to attract and retain key personnel to fully staff our operations.

    The ultimate success of our business operations will be dependent upon our ability to attract and maintain key employees in positions of management. The process of hiring employees with the combination of skills and attributes required to carry out our business plan is competitive and time-consuming. To date, we have not hired anyone nor are any candidates under consideration. We cannot assure you that we will be able to identify and/or hire qualified personnel as and when they are needed for our operations. If we are unable to attract qualified personnel as needed, our business, financial condition and results of operations could be adversely and materially affected.

    If we are not successful in converting visitors to our website into credit card applicants or our credit card issuers do not approve the applications, we will not generate revenues.

    If and when we become operational, we will not generate revenues unless visitors to our website apply for credit cards. To apply for a credit card, a consumer must click on a particular credit card offer on our website, which will then direct the visitor to an application on a website maintained by a credit card issuer. The rate at which consumers who visit our website submit applications or are approved for credit cards will be a significant factor in our financial performance and the potential growth of our business. A number of factors, some of which are outside of our control, could influence this conversion rate of applicants. These factors include:

•	the quality of the consumer experience while using our online marketplace;
•	the variety, brands and terms of the credit card products that our customers and our competitors offer;
•	the criteria utilized by our customers to determine whether to approve a credit card application;
•	the appeal and ease of use of the credit card issuers’ websites, to which the consumer is directed from our website to complete an application;
•	system failures or interruptions in the operation of our or our customers’ websites;
•
the level of concern over the online transmission of sensitive personal and financial data in the credit card application process, particularly if any of our consumers previously experienced identity theft or an online security breach; and

•	our reputation as a marketplace for credit cards.

Overall consumer demand for credit cards could decline for many reasons, any of which could adversely affect our operating results.

Our revenues will depend upon the general level of demand for credit cards by individuals, families and small businesses, which can be influenced by a variety of factors beyond our control, including:

•
general economic factors, such as the state of the economy, interest rates, employment and wage levels and consumer confidence which may result in consumers reducing the amount of their credit card debt and the number of credit cards for which they apply;

•
personal economic factors, such as income and expense levels and concerns over personal debt levels and, in particular, credit card debt which typically has higher interest rates than other types of consumer debt and may not have the same tax advantages of such other types of consumer debt;

•	interest rates, rewards and other terms and features offered by credit card issuers;
•	the credit standards implemented by credit card issuers in their determination to approve credit card applications;
•
the popularity of alternative payment methods, such as debit cards, online payment services and other services that permit direct debit of consumer checking accounts or other more convenient means of payment systems; and

•	increased government regulation of the offer and issuance of credit cards.

    These economic factors will also influence our customers’ credit card application underwriting criteria and their approval rates of credit card applicants, which in turn will impact the revenues we earn from our customers, if any. Any economic slowdown, decrease in consumer confidence or increase in interest rates could reduce overall demand for credit cards and tighten the application underwriting criteria, which could reduce the number of approved credit card applications which may originate from our website and, in turn, impact our revenues.

    Recent news articles have reported that, following problems in the marketplace  for mortgage loans, mortgage payment  delinquencies and foreclosures and credit card rising delinquency rates, some credit card issuers have raised requirements for approving credit card applications, increased credit card fees and interest rates, decreased credit lines and shortened the length of low-interest introductory periods. These developments may reduce the appeal of credit cards to consumers and could impact our revenues.

    If credit card issuers do not increase their use of the Internet to acquire credit card consumers or tighten their credit standards, our business may not succeed.

    Our business model is predicated on revenues generated from credit card issuers or their affiliate marketing agents who will pay us fees based on either the completion of credit card applications or the approval of credit card applications from visitors that originate from our website. Currently, however, only a small portion of credit card marketing budgets are spent on Internet-based marketing initiatives. Our business model is relatively new and its long-term viability has not yet been proven. Credit card issuers are accustomed to attracting credit card applications by utilizing traditional offline methods, and they may prefer to continue to use those traditional methods or may be slow to adopt our services. We compete for online credit card applicants with our customers, many of which spend millions of dollars annually for direct mail campaigns and mass media advertising to encourage consumers to apply for credit cards directly with the credit card issuer and bypass online channels, including our marketplace. If we are unable to persuade credit card issuers of the efficacy of our services, they may choose not to use our services, which would adversely and materially impact our ability to be successful. Additionally, we could be required to expend substantial capital on our marketing expenditures in an effort to attract credit card issuers as customers.

    If credit card issuers tighten their credit standards due to the state of the economy, interest rates, or as a result of losses they may have sustained as a result of insufficiently tight underwriting standards, the number of credit card applications and approvals could decline. Any such decline in applications or approvals would adversely affect revenues we would receive as well as the results of operations.

    Consolidation of credit card issuers may adversely affect our business.
    The credit card issuer market is very highly concentrated with the top five and top 10 credit card issuers responsible for approximately 71% and 88%, respectively, of outstanding balances of all credit cards outstanding in the United States at December 31, 2006. Credit card issuers continue to experience consolidation, and the largest credit card issuers continue to gain credit card market share. This trend may exacerbate risk related to the concentration of credit card issuers and could have a negative material impact on our business prospects.

    We will compete with our customers for website visitors.

    Directly and indirectly, we will compete with credit card issuers for online and offline traffic and credit card applications. Credit card issuers market and offer their credit cards directly to consumers using  direct mail, retail bank branch networks, television, radio and print advertising, their own websites and other means. For example, according to Synovate’s Mail Monitor®, credit card issuers sent over six billion direct mail credit card offers in 2006. Such firms could decide that they no longer want to pay businesses such as our own to compete against them.

    We may be unsuccessful in competing effectively against other credit card marketplaces and online sources as well as offline marketers of credit cards.

    The market for offering credit cards is highly competitive. We face competition from both offline and online channels, including credit card issuers, affiliate marketing agents, online credit card marketplaces and other financial services websites. Consumers have the ability to use numerous offline and online sources, other than our credit card marketplace to research and apply for credit cards. The offering of credit cards over the Internet is relatively new and evolving, and the growth of our business requires that consumers increase their utilization of online channels over offline channels.

    With respect to offline channels, we will compete with credit card companies and their marketing agents who spend substantial amounts of money on print, television and direct mail advertising. According to TNS Media Intelligence, over $8 billion was spent on advertising by credit card issuers in 2006. Many consumers are more accustomed to considering credit card offers through these traditional means of marketing and may be reluctant to apply for credit cards online through a website such as we intend to offer.

    With respect to online channels, we will compete with a large number of affiliate marketing agents, vertically-focused websites and other non-vertically focused financial websites that offer information and applications for credit cards. The barriers to entry in the online market are relatively low and, as we intend, our online competitors often use Internet search engines and other forms of online advertising to drive Internet traffic to their websites. All of the services that we intend to provide to consumers are provided separately or in combination by other companies that compete with us. Credit card offers are not marketed exclusively through any single channel and, accordingly, our competitors could aggregate a set of credit card offerings similar to those we intend to offer. In addition, consumers can research credit cards on our website, when operational, then apply for a credit card through one of our competitors or directly with a credit card issuer. Increased competition could result in a reduction in traffic to our website. A significantly large portion of our online and offline competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, technical, marketing and other resources than we may offer. As compared to us, our competitors may be able to:

•	undertake more extensive marketing campaigns for their brands and services;
•	devote more resources to website and systems development;
•
offer credit card products, services and information not available through our website, such as affinity credit cards issued in cooperation with organizations such as universities, sports teams and professional groups;

•	accept lower revenue per credit card application submitted or approved or be willing to pay more to Internet search engines for paid search advertising;
•	offer appealing alternative payment methods to credit cards, such as online payment services and other services that permit direct debit of consumer checking accounts; and
•	make more attractive offers to potential employees, affiliate marketing agents and third-party service providers.

If we are unable to cost-effectively implement a paid search engine advertising initiatives, which will depend heavily on short-term contracts with the two leading Internet search engines, we may not attract meaningful consumer traffic.

We propose to spend a significant portion of our online advertising expenditures with Google and Yahoo!. Competition for paid search advertisements on these search engines is intense. The prominence of the placement of our name and website is determined by a combination of factors, including the amount we are willing to pay and algorithms designed to determine the relevance of our paid advertisement to a particular search term. We will bid against our competitors, which include our credit card issuer customers, for the display of paid search engine advertisements. Virtually all of our competitors have greater resources with which to bid and better brand recognition than we will have. If competition for the display of paid advertisements in response to credit card related search terms increases, our online advertising expenses could rise significantly or we may not be able to offer meaningful paid search advertisements.

We will be relying on our customers to accurately determine the amount payable to us. If their reports are inaccurate or delayed, our operating results could be harmed and we could experience fluctuations in quarter-to-quarter performance.

                   E anticipate that our customers will pay us on a monthly basis a specified dollar amount for each credit card application that is referred to or approved by them through our website. We will be relying on our customers to accurately report, in a timely manner, the amount of revenues earned by us. We are not able to determine how many of the consumers referred from our website to our customers’ websites each month actually result in a completed or an approved application. Therefore, it will be difficult for us to independently determine whether our customers are reporting all revenues due to us. To the extent that our customers fail to report accurately the amount of revenues payable to us in a timely manner or at all, we will not recognize and collect revenues to which we are entitled. This will harm our operating results.

Governmental regulation of the Internet is uncertain and could inhibit the growth of the Internet and reduce the number of visitors to our website.

                   As Internet commerce continues to evolve, increasing regulation by federal or state agencies or foreign governments may occur. Such regulation is possible in the areas of user privacy, pricing, content, quality of products and services or other areas. Additionally, taxation of Internet use or electronic commerce transactions may be imposed. Any regulation imposing taxes or fees for Internet use or electronic commerce transactions could result in a decline in the use of the Internet and the viability of Internet commerce.

We may be required to comply with laws generally applicable to the credit card industry or consumer protection laws and may be subject to liability if we fail to do so.

State and federal laws and regulations require the accurate disclosure of the critical components of credit costs so that consumers can readily compare credit terms from various providers. These laws and regulations also impose restrictions on the advertisement of these credit terms. The Office of the Comptroller of Currency regulates certain credit card marketing and account management practices and prohibits deceptive acts, claims or practices in the marketing of credit cards. Because we will be an online aggregator of rate and other information regarding many credit cards, we may be held liable under these laws and regulations for information contained on our website. State and federal laws also regulate our interaction with consumers. Because of uncertainties as to the applicability of some of these laws and regulations to the Internet and, more specifically, to our type of business, and considering that our business model, as an industry, has evolved in a relatively short period of time and continues to expand, we may not always be, in compliance with all applicable federal and state laws and regulations. Although we will attempt to structure our website to comply with applicable laws and regulations, we could be found to be in violation. If this were to occur, we could be subject to administrative enforcement actions and fines, class action lawsuits, cease and desist orders, and civil and criminal liability. If these laws and regulations are changed, or if new laws or regulations are enacted, these developments could prohibit or substantially alter the content we intend to provide on our website, resulting in increased regulatory expense, and could impair our ability to conduct our business.

We may be liable for information available on our website.

                   Much of the information to be published on our website will relate to comparisons of credit card issuers’ offers, including rates, terms, products and services. A significant amount of both automated and manual effort will be required to keep the considerable amount of credit card information current, including the order in which offers are listed in response to consumer searches which will be determined at our discretion based on a variety of factors. We will also publish editorial content designed to educate consumers about credit card terms and features. If the information we provide on our website is not accurate or is construed as misleading or outdated, our consumers and/or customers could lose confidence in our service and attempt to hold us liable for damages. Government regulators could also impose fines or penalties on us. We may be subjected to claims for defamation, negligence, fraud, deceptive practices, copyright or trademark infringement, conflicts of interest, or other theories relating to the information we provide on our website.

    In addition, there could be errors or omissions in information we publish on our website or the websites of our customers to which we provide access, consumers, individually or through consumer class actions, could seek damages from us for losses incurred if they relied on incorrect information provided by our customers or other websites on which we feature content. These types of claims have been brought, sometimes successfully, against providers of online services as well as print publications. Our potential liability for information on our website or the websites of our customers could cause us to implement additional measures to reduce our exposure to such liability, which may require us to expend substantial resources, limit our editorial content and reduce the attractiveness of our online marketplace to consumers or customers. We do not intend to carry errors and omissions liability insurance.

    Fraudulent Internet transactions, consumer identity theft, security breaches and privacy concerns could hurt our revenues and reputation.

    If consumers experience identity theft, data security breaches or fraud after clicking through our website to apply for credit cards on the websites of credit card issuers, we may be exposed to liability, adverse publicity and damage to our reputation. To the extent that credit card fraud or identity theft cause a general decline in consumer confidence in financial transactions over the Internet, our revenues could be impacted and our reputation impaired. If consumers are reluctant to use our website because of concerns over data privacy or credit card fraud, our ability to generate revenues would be impacted. Our business could also be affected if changes in industry standards, regulations or laws deterred people from using the Internet to conduct transactions that involve the transmission of confidential information, such as applying for credit cards. In addition, if technology upgrades or other expenditures are required to prevent security breaches of our network, boost general consumer confidence in financial transactions over the Internet, or prevent credit card fraud and identity theft, we may be required to expend significant capital and other resources.

    We face intense marketplace competition.

    We are new and unseasoned in the business in which we will engage. There are numerous businesses and large financial institutions that are engaged in the business of credit card marketing. Many of them are established, have significantly greater financial resources and experienced management. Our management, by contrast, has no experience in this field. Accordingly, we will be at a competitive disadvantage in the marketplace. Further, because of the ease of entry to the business marketplace, it is probable that additional, better financed, and more experienced individual and companies will enter the marketplace and compete with us.  (See “BUSINESS.”)

Risks relating to our common stock

    Management has the ability to exercise significant control over us.

    Our sole director and officer, Mr. Patrick Brooks, beneficially owns 93.6% of our outstanding shares.  Mr. Brooks disclaims any such beneficial ownership. As a result of this concentration of ownership, together with the fact that Mr. Brooks serves in multiple capacities, he may be in a position to exercise an unusually large degree of control and discretion over all matters, including matters requiring stockholder approval.  For example, as a majority stockholder, he exercises control over the election and removal of directors and approval of significant corporate transactions. Our Articles of Incorporation do not provide for cumulative voting.

    We will become subject to financial and other reporting and corporate governance requirements of the Securities Exchange Act of 1934 that may be difficult for us to satisfy.

    In connection with this offering we will become obligated to file with the SEC periodic reports that are specified in Section 13 of the Securities Exchange Act of 1934, and we will be required to ensure that we have the ability to prepare financial statements that are fully compliant with all SEC reporting requirements on a timely basis. On completion of this offering, we will also become subject to requirements of certain provisions of the Sarbanes-Oxley Act of 2002 and the regulations promulgated thereunder, which will impose significant compliance obligations upon us. Pursuant to such obligations we will be required to, amongst other things:

•	prepare periodic reports, including financial statements, in compliance with our obligations under U.S. federal securities laws;

•	maintain effective internal controls over financial reporting and disclosure controls and procedures; and

•	establish internal compliance policies, such as those relating to insider trading.

    We may not be successful in implementing these requirements. If we fail to implement the requirements with respect to our internal accounting and audit functions, our ability to report our operating results on a timely and accurate basis could be impaired.

    We do not have any independent directors.  Nor have we voluntarily implemented various corporate governance measures. Stockholders may therefore have more limited protections against interested director transactions, conflicts of interest and similar matters.

    Recent Federal legislation, including the Sarbanes-Oxley Act of 2002, has resulted in the adoption of various corporate governance measures designed to promote the integrity of corporate management and enhance the securities markets. Other measures are imposed by various national securities exchanges, such as the New York Sock Exchange or The NASDAQ Stock Market. Amongst the corporate governance measures that are required under the rules of national securities exchanges are those that address Board of Directors’ independence, audit committee oversight, and the adoption of a code of ethics. Our Board of Directors is comprised of one individual who is also our sole executive officer. Our executive officer makes decisions on all significant corporate matters such as the approval of executive compensation packages and the oversight of the accounting functions.

Thus, there is a potential conflict in that the sole board member is also engaged in management and participates in decisions concerning management compensation and audit issues that may affect management performance. There being only one officer and one director, we cannot implement certain protections commonly used by other, larger companies.

    The offering price of the shares was based on the price of the last sale of our shares to investors. The offering price bears no relation to our book value, assets or earnings of our company or any other recognized criteria of value and, therefore, should not be regarded as an indicator of the future market price of the securities.

    Since our shares are not listed or quoted on any exchange or quotation system, the offering price of $0.10 per share was based on the price of the last sale of our shares to investors. The offering price bears no relation to our book value, assets or earnings of our company or any other recognized criteria of value. The offering price should not be regarded as an indicator of the future market price of the shares.

    There is no assurance of a public market or that the shares will ever trade on a recognized exchange. Therefore, you may be unable to liquidate your investment in our stock.

    There is no public trading market for our common stock. Our shares are not and have not been listed or quoted on any exchange or quotation system. There can be no assurance that a market maker will undertake to file the necessary documents with FINRA, which operates the OTC BB, to permit secondary trading in our shares. Even if such an application were made, there can be no assurance that an application would be approved or that a regular trading market will develop, or that, if developed, will be sustained. In the absence of a trading market, an investor may be unable to liquidate his investment should he desire to do so.

    We may in the future issue additional shares of our common stock which would reduce investors’ ownership interests in the Company and which may dilute share value. We do not need stockholder approval to issue additional shares.

    Our Articles of Incorporation authorize the issuance of 100,000,000 shares of common stock, without par value. The future issuance of all or part of our remaining authorized common stock may result in dilution in the percentage of common stock held by then existing stockholders. We may value any common stock issued in the future on an arbitrary basis and determine the offering price arbitrarily. The issuance of common stock for future services or other corporate actions may have the effect of diluting the value of the shares held by our investors, and might have an adverse effect on any trading market which may develop for our common stock.

    Our shares are considered a penny stock, and subject to restrictions on marketability, and so you may not be able to sell your shares.

    If our common stock becomes eligible to trade in the secondary market, we will be subject to the penny stock rules adopted by the SEC that require brokers to provide extensive disclosure to their customers prior to executing trades in penny stocks. These disclosure requirements may cause a reduction in the trading activity of our common stock, which in all likelihood would make it difficult for our stockholders to sell their securities.

    Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system). Penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market.

    The broker-dealer also must provide the customer with the current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account. The broker-dealer must also make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement for the transaction. These requirements may have the effect of reducing the level of trading activity, if any, in the secondary market for a security that becomes subject to the penny stock rules. The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from effecting transactions in our securities, which could severely limit their market price and liquidity of our securities. These requirements may restrict the ability of broker-dealers to sell our common stock and may affect your ability to resell our common stock.

    FINRA sales practice requirements may limit a stockholder’s ability to buy and sell our stock.

    FINRA has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer's financial status, tax status, investment objectives and other information. Under interpretations of these rules, FINRA believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may have the effect of reducing the level of trading activity and liquidity of our common stock. Further, many brokers charge higher transactional fees for penny stock transactions. As a result, fewer broker-dealers may be willing to make a market in our common stock, which may limit your ability to buy and sell our stock.

    State blue sky laws may limit your ability to resell our shares.

    The “blue sky” laws of some states may impose restrictions upon the ability of investors to resell our shares in those states without registration or an exemption from the registration requirements. Accordingly, investors may have difficulty selling our shares and should consider the secondary market for our shares to be a limited one.

    Colorado law, our Articles of Incorporation and by-laws protect our directors from certain types of lawsuits, which could make it difficult for us to recover damages from them in the event of a lawsuit.

    Colorado law provides that our directors will not be liable to our Company or to our stockholders for monetary damages for all but certain types of conduct as directors. Our Articles of Incorporation and by-laws also provide for the indemnification of directors and officers in many circumstances. The exculpation provisions of the Colorado statutes and the provisions of our Articles of Incorporation and by-laws may have the effect of preventing stockholders from recovering damages against our directors and officers caused by their negligence, poor judgment or other circumstances. The indemnification provisions may require our company to use our assets to defend our directors and officers against claims, including claims arising out of their negligence, poor judgment, or other circumstances. (See “INDEMNIFICATION.”)

    Although we are not a California corporation, our Company may be subject to a number of key provisions of the California General Corporation Law.

    Our business operations are located in the state of California. Under Section 2115 of the California General Corporation Law (the “CGCL”), corporations not organized under California law may still be subject to a number of key provisions of the CGCL. This determination is based on whether the corporation has significant business contacts in California and if more than 50% of its voting securities are held of record by persons having addresses in California. For the immediate future, we foresee a majority of our business operations, revenue and payroll will being conducted in, derived from, and paid to residents of California. Therefore, depending on our ownership, we could be subject to certain provisions of the CGCL. Among the more important provisions are those relating to the election and removal of directors, cumulative voting, standards of liability and indemnification of directors, distributions, dividends and repurchases of shares, shareholder meetings, approval of certain corporate transactions, dissenters’ and appraisal rights, and inspection of corporate records.

USE OF PROCEEDS

    The selling stockholders are selling shares covered by this prospectus for their own account. We will not receive any of the proceeds from the resale of these shares. We expect to use the proceeds, if any, from exercise of the warrants for general corporate purposes, including, without limitation, repayment of loans provided by our majority stockholder and for any other corporate purposes that we may specify in any prospectus supplement. We cannot assure you that any warrants will be exercised or that we will receive any proceeds therefrom.

DETERMINATION OF OFFERING PRICE

    Our shares are not listed or quoted on any exchange or quotation system. We determined the offering price based on the price of the last sale of our shares to investors. The offering price bears no relation to our book value, assets or earnings of our company or any other recognized criteria of value and should not be regarded as an indicator of the future market price of the securities.

    Should a market develop for our shares, the market price may be less than the offering price. If and when our shares are listed on the OTC BB, the price will be determined according to the demand for our shares and will fluctuate based on said demand.

DILUTION

    The shares being registered herewith and to be sold by the selling stockholders is/will be already issued and outstanding. Accordingly, no dilution will result from this Offering.

PLAN OF DISTRIBUTION AND RELATED MATTERS

    This prospectus is part of a registration statement which enables the selling security holders to sell their shares. The selling stockholders or their permitted transferees or other successors in interest may sell their holdings at a fixed price of $0.10 per share until such time as the shares become traded on the OTC BB. Thereafter, they may sell their shares in a number of different ways and at varying prices as determined by prevailing market prices or, privately, at negotiated prices.

    We cannot assure you that a market maker will sponsor our application to FINRA, which operates the OTC BB, nor can we assure you that such an application for quotation will be approved. Even if our shares were approved for trading on the OTC BB, we cannot assure you that a public market would materialize.

    The selling security holders may sell some or all of their shares in one or more transactions, including the following:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law

    In connection with distributions of the shares or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers. In connection with such transactions, broker-dealers may engage in short sales of the shares covered by this prospectus in the course of hedging the positions they assume with the selling stockholders. The selling stockholders may also sell the shares short and redeliver the shares to close out such short positions, subject to applicable regulations, including Regulation M (discussed below). The selling stockholders may also enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the shares, which the broker-dealer may resell or otherwise transfer under this prospectus. The selling stockholders may also loan or pledge the shares registered hereunder to a broker-dealer and the broker-dealer may sell the shares so loaned or, n a default, the broker-dealer may affect sales of the pledged shares pursuant to this prospectus.

    Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from the selling stockholders in amounts to be negotiated in connection with the sale. Such broker-dealers and any other participating broker-dealers are deemed to be “underwriters” within the meaning of the Securities Act, in connection with such sales and any such commission, discount or concession may be deemed to be underwriting discounts or commissions under the Securities Act.

    We will advise the selling stockholders that the anti-manipulation rules under the Securities Exchange Act of 1934 may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus available to the selling stockholders and inform them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares offered hereby.

    We know of no existing or proposed arrangements between any of the selling security holders and any other stockholder, broker, dealer, underwriter, or agent relating to the sale or distribution of the shares.

    We will inform the selling stockholders that Regulation M promulgated under the Securities Exchange Act of 1934 may be applicable to them with respect to any purchase or sale of our shares. In general, Rule 102 under Regulation M prohibits any person connected with a distribution of our shares from directly or indirectly bidding for, or purchasing for any account in which it has a beneficial interest, any of the shares or any right to purchase the shares, for a period of one business day before and after completion of its participation in the distribution.

    During any distribution period, Regulation M prohibits persons engaged in the distribution of the shares offered hereby from engaging in any stabilizing bid or purchasing our shares except for the purpose of preventing or retarding a decline in the open market price of the shares. None of these persons may effect any stabilizing transaction to facilitate any offering at the market. The selling stockholders will be subject to the applicable provisions of the Exchange Act and the rules and regulations promulgated thereunder, including Regulation M, which regulations may limit purchases sales by the selling stockholders.

Sales Pursuant to Rule 144

    The selling security holders may also sell their shares in the open market in reliance on Rule 144 under the Securities Act of 1933, as amended, rather than under this prospectus provided that they meet the criteria and conform to the requirements of that rule.

    Rule 144 applies to sales of “restricted securities” (i.e., securities acquired in a non-public transaction) and “control securities” (i.e., securities held by affiliates – officers, directors and significant stockholders) of the issuer. Under Rule 144, restricted securities of companies that have been public companies for at least ninety (90) days could be sold after a holding period of six (6) months. For non-affiliates, sales of securities held longer than six (6) months, but less than one (1) year, will be subject only to the current public information requirement. All restrictions for non-affiliates will lapse after one (1) year. Rule 144 will likewise be available for sales of equity securities held by affiliates after a 6-month holding period, subject to the availability of current public information about the issuer, volume limitations, manner of sale restrictions, and, except for certain de minimis transactions (the de minimis threshold for filing Form 144 is 5,000 shares or $50,000), the requirement to file a Form 144 Notice of Sale. Debt securities held by affiliates may be resold after six (6) months without regard to the manner of sale requirements.

    Non-affiliates who have held securities for the minimum holding period do not have to comply with the volume limitations, the manner of sale requirements, or the requirement to file Form 144. Only affiliates are required to file Form 144. Rule 144 is not applicable to shell companies, or companies that were shell companies within the past twelve (12) months.

State Securities – Blue Sky Laws

    Transfer of our shares may be restricted under the securities regulations or laws promulgated by various states and foreign jurisdictions, commonly referred to as “Blue Sky” laws. Absent compliance with such individual state laws, our shares may not be traded in such jurisdictions. Because the shares registered hereunder have not been registered for resale under the Blue Sky laws of any state, the holders of such shares and persons who desire to purchase them in any trading market that may develop in the future, should be aware that there may be significant state Blue-Sky law restrictions on the ability of stockholders to sell the securities and of purchasers to purchase the securities. Accordingly, investors may not be able to liquidate their holdings and should be prepared to hold the shares for an indefinite period of time.

Expenses of Registration

    The expenses of this registration statement, estimated to be $15,000, including but not limited to, legal, accounting, blue sky and printing expenses will be borne by us. However, respective selling shareholders will incur any selling costs or brokerage commissions relating to the sale of his/her shares.

Penny Stock Regulation

    You should note that our shares are considered as “penny stock.” The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

    The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document prepared by the Commission, that:

•	contains a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading;

•	contains a description of the broker’s or dealer’s duties to the customer and of the rights and remedies available to the customer with respect to a violation of such duties;

•	contains a brief, clear, narrative description of a dealer market, including “bid” and “ask” prices for penny stocks and the significance of the spread between the bid and ask price;

•	contains a toll-free telephone number for inquiries on disciplinary actions

•	defines significant terms in the disclosure document or in the conduct of trading penny stocks; and

•	contains such other information and is in such form (including language, type, size, and format) as the Commission shall require by rule or regulation.

    The broker-dealer also must provide the customer with the following, prior to proceeding with any transaction in a penny stock:

•	bid and offer quotations for the penny stock;

•	details of the compensation of the broker-dealer and its salesperson in the transaction;

•	the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and

•	monthly account statements showing the market value of each penny stock held in the customer’s account.

    In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules; the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written acknowledgment of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a written suitability statement.

    These disclosure requirements will have the effect of reducing the trading activity in the secondary market for our shares because it will be subject to these penny stock rules. Therefore, stockholders may have difficulty selling those securities.

PRINCIPAL AND SELLING STOCKHOLDERS

    The following table sets forth, as of the date of this prospectus, certain information with respect to the beneficial ownership of our shares, by our named directors and executive officers individually, our directors and officers as a group, and each person known to us to be the beneficial owner of 5% or more of our outstanding shares. Unless otherwise indicated in a footnote, the business address of each of the stockholders is: c/o 3050 E. Chevy Chase Drive, Glendale, California 91206.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner(1)	Percentage of Class (1)
Common Stock	Omega Financial, Inc	2,634,000 (2)	65.8
Common Stock	Great American Assets, Inc.	1,110,000 (3)	27.8
Common Stock	Patrick C. Brooks	3,744,000 (2) (3)	93.6
Common Stock	All executive officers and directors as a group	3,744,000 (2) (3)	93.6

(1)
Assumes 4,000,000 shares are issued and outstanding. Of this total, 2,000,000 shares are issued and outstanding. Additionally, 2000,000 shares are issuable on the exercise of Class A Redeemable Common Stock Purchase Warrants (“Warrants”). The shares underlying the warrants are included herein insofar as selling security holders have the right to acquire these shares within 60 days. This information is provided pursuant to Rule 13d-3(d)(1)(i) of Regulation 13D.

(2)
 Mr. Patrick Brooks, our sole director and officer, serves as a director of Omega. He is not a stockholder of Omega. The Brooks Family Trust is the sole stockholder of Omega. Mr. Brooks is neither a trustee nor a beneficiary of the Trust. By virtue of his position, he may be deemed to be the beneficial owner of such shares. Mr. Brooks disclaims beneficial ownership of such shares. However, under the rules of the SEC, a person is deemed to be a ‘‘beneficial owner’’ of a security if that person has or shares ‘‘voting power,’’ which includes the power to vote or to direct the voting of such security, or ‘‘investment power,’’ which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed a beneficial owner of securities as to which he has no economic interest.

(3)
Mr. Brooks serves as a director of Great American Assets, Inc. (“GAA”). He is not a shareholder of GAA. As a director of GAA, he shares voting or dispositive power with respect to such shares. Mr. Brooks disclaims beneficial ownership of such shares. However, by virtue of his position as a director of GAA, under the rules of the SEC, he may be deemed to be the beneficial owner of such shares. A person is deemed to be a ‘‘beneficial owner’’ of a security if that person has or shares ‘‘voting power,’’ which includes the power to vote or to direct the voting of such security, or ‘‘investment power,’’ which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed a beneficial owner of securities as to which he has no economic interest.

    Omega Financial, Inc., Great American Assets, Inc., and Mr. Patrick Brooks may be deemed to be “parents” and “promoters” of our Company, within the meaning of such terms under the Securities Act of 1933, as amended. There is no other “parents” or “promoters” of our Company.

    The Company is not aware of any proceedings to which any of the Company’s directors or officers or any associate of any such officer or director, is a party adverse to the Company or has a material interest adverse to the Company.

Selling Stockholders

    The shares offered hereby are being registered to permit public secondary trading, and the selling stockholders may offer all or part of the shares for resale from time to time. The selling stockholders are under no obligation to sell all or any portion of such shares; nor are the selling stockholders obligated to sell any shares immediately upon effectiveness of this prospectus.

    The following table sets forth the name of each selling stockholder, the total number of shares owned prior to the offering, the number of shares offered (including shares issuable on the exercise of warrants) and the percentage of shares owned after the offering assuming the selling stockholder sells all of his shares. The selling stockholders, both nonaffiliates and affiliates, are deemed to be underwriters within the meaning of the Securities Act of 1933, as amended, in connection with the sales of the shares offered hereby.

    Selling stockholders may sell their shares at a fixed price of $0.10 per share until such time as the shares become traded on the OTC BB operated by FINRA. Thereafter, they may sell their shares in a number of different ways and at varying prices as determined by the prevailing market price for the shares or, privately, at negotiated prices.

    We cannot assure you that a market maker will sponsor our application to FINRA, which operates the OTC BB, nor can we assure you that such an application for quotation will be approved. Even if our shares were approved for trading on the OTC BB, we cannot assure you that a public market would materialize.

Name of Selling Stockholder	Shares of common stock owned prior to offering	Shares of common stock to be registered (1)	Shares of common stock not registered with this registration	Percentage of common stock outstanding after registration (2)
Brian E. Sims	1,000	2,000	0	0.00
Shahsanam Mardyrossian	5,000	10,000	0	0.00
Connie Kong	1,000	2,000	0	0.00
Arabo Axian	5,000	10,000	0	0.00
Michael Fong	1,000	2,000	0	0.00
Nejdik Axian	5,000	10,000	0	0.00
Adam Scott	1,000	2,000	0	0.00
Janet Bagoomian	5,000	10,000	0	0.00
Tatiana Nazarian	5,000	10,000	0	0.00
Conrad V. Desrosiers	1,000	2,000	0	0.00
Philip Lam	1,000	2,000	0	0.00
Colin Clasen	1,000	2,000	0	0.00
Renata Shahgolian	5,000	10,000	0	0.00
Dr. Cynthia Isles	1,000	2,000	0	0.00
Hasmik Yaghobyan	5,000	10,000	0	0.00
Tim Pincin	1,000	2,000	0	0.00
Barjouhi Davoodi	5,000	10,000	0	0.00
Sharon Reagan	1,000	2,000	0	0.00
Allan D. Green	1,000	2,000	0	0.00
Raffi Nazarian	5,000	10,000	0	0.00
Sona Anbarchian	5,000	10,000	0	0.00
Andre Cichowski	1,000	2,000	0	0.00
Tamra Lee Kvikstad	1,000	2,000	0	0.00
Omega Financial, Inc. (3) (4)	1,317,000	2,634,000	0	0.00
Claris Abedian	5,000	10,000	0	0.00
Danny Chan	1,000	2,000	0	0.00
Elma Navasartian	5,000	10,000	0	0.00
Gordon S. Ohesen	10,000	20,000	0	0.00
Maxi Haghnazarian	5,000	10,000	0	0.00
Dale H. Warr	1,000	2,000	0	0.00
Dejkouhi Axian	5,000	10,000	0	0.00
Shakeh Nasiry	5,000	10,000	0	0.00
Margaret L. Brown	1,000	2,000	0	0.00
Avshin Haghnazarian	5,000	10,000	0	0.00
Lionel B. Joyner	10,000	20,000	0	0.00
Ronald Shahgolian	5,000	10,000	0	0.00
Hugh C. Kent	1,000	2,000	0	0.00
Toedick Nasiri	5,000	10,000	0	0.00
David L. Dang	5,000	10,000	0	0.00
Jerk Harotoni	5,000	10,000	0	0.00
Edward D. Renyk	1,000	2,000	0	0.00
Lala Haghnazarian	5,000	10,000	0	0.00
Wayne E. Seabrook	1,000	2,000	0	0.00
Varoosh Nazarian	5,000	10,000	0	0.00
Robert R. Reisig	1,000	2,000	0	0.00
Great American Assets, Inc. (4) (5)	555,000	1,110,000	0	0.00

(1)	Includes shares issuable on exercise of Class A Redeemable Common Stock Purchase Warrants.
(2)	Based upon 2,000,000 shares issued and outstanding as of the date hereof.
(3)
Mr. Patrick Brooks has contractual voting rights with respect to these shares and serves as a director of Omega.  The Brooks Family Trust is the sole stockholder of Omega. Mr. Brooks is neither a trustee nor a beneficiary of the Trust. By virtue of his position, he may be deemed to be the beneficial owner of these shares. Mr. Brooks disclaims beneficial ownership of these shares. However, under the rules of the SEC, a person is deemed to be a ‘‘beneficial owner’’ of a security if that person has or shares ‘‘voting power,’’ which includes the power to vote or to direct the voting of such security, or ‘‘investment power,’’ which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed a beneficial owner of securities as to which he has no economic interest.

(4)
Omega Financial, Inc. and Great American Assets, Inc., selling security holders have had a material relationship with us during the past five years. (See “CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS”).

(5)
Mr. Brooks serves as a director of Great American Assets, Inc. By virtue of his position, he may be deemed to be the beneficial owner of such shares. Mr. Brooks disclaims beneficial ownership of such shares. However, under the rules of the SEC, a person is deemed to be a ‘‘beneficial owner’’ of a security if that person has or shares ‘‘voting power,’’ which includes the power to vote or to direct the voting of such security, or ‘‘investment power,’’ which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed a beneficial owner of securities as to which he has no economic interest.

    Except as set forth above none of the selling stockholders or their beneficial owners: (i) has ever been one of our officers or directors or an officer or director of our predecessors or affiliates; (ii) are broker-dealers or affiliated with broker-dealers.

    There are no family relationships between the directors and officers of the Company and any of the selling stockholders.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

    The following Discussion and Analysis of Financial Condition and Results of Operations presents a review of the operating results of the Company for the fiscal years ended December 31, 2008 and December 31, 2007 and should be read in conjunction with the  financial statements and other financial information appearing elsewhere in this registration statement.

    Some of the information contained in this discussion and analysis may constitute forward-looking statements that involve risks and uncertainties. Forward-looking statements may include, without limitation, statements relating to our plans, strategies, objectives, expectations and intentions and are intended to be made pursuant to the safe harbor provisions of the PSLRA, at such time as the Company becomes subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act, and at that time becomes eligible to rely on the PSLRA safe harbor provisions.

    Actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed below and elsewhere in this information statement particularly under “Special Note Regarding Forward-Looking Statements” and “Risk Factors.”

Overview

    We are a Colorado corporation organized on August 21, 2002. From inception until recently, we did not conduct any business or generate revenues. In August 2008, we acquired the intellectual property www.MyCreditCardMentor.com for a consideration of $45,000. Through our website, we intend to conduct business online, offering a marketplace connecting consumers with multiple credit card issuers.  We intend to offer a marketplace where consumers can search for, compare and apply for credit cards and offer credit card issuers an online channel to acquire qualified applicants. Our proposed online marketplace will also allow credit card issuers to solicit and receive credit card applications online in a manner that we believe is more efficient and cost effective than traditional offline channels. We do not expect to realize any revenues until several months after our website is operational. We have not conducted any market research into the likelihood of success of our proposed operations.

    We are a development stage company and have not begun operations or generated revenues. We have very limited financial resources. As of June 30, 2009, we had cash on hand of $1,930 and an accumulated deficit $20,169. We have outstanding liabilities of $52,773.

    Our auditor has issued a “going concern” opinion. This means that our auditor believes there is substantial doubt as to our ability to continue as an ongoing business for the next 12 months. We believe that our auditor’s opinion is based, in part, on the following: we have a history of losses; we have no operations; and we have extremely limited working capital. Further, we believe that this opinion also results from the fact that we have not generated any revenues and do not anticipate generating revenues until we have acquired working capital and commence operations. Our ability to continue in business and become operational is predicated on obtaining working capital.

    Our present funding sources are our majority stockholder and, conceivably, any proceeds we receive from the exercise of warrants. We cannot assure you that our majority stockholder will continue to provide funding beyond the sum of $100,000 it has undertaken to provide. We cannot assure you that any warrants will be exercised. If we are unable to obtain additional funding, management may recommend our liquidation and dissolution. If liquidation and dissolution were to occur, there will be a total loss of stockholder funds.

    We have only one director and officer. He is responsible for our managerial and organizational structure which will include the preparation of disclosure and accounting controls under the Sarbanes Oxley Act of 2002. When these controls are implemented, he will be responsible for the administration of these controls. Should he not have sufficient experience, he may be incapable of implementing the controls which may cause us to be subject to sanctions and fines imposed by the SEC. In this event our ability to continue in business could be impaired.

Plan of Operation

    Subsequent to the effectiveness of the registration statement of which prospectus is a part, our specific goal is to obtain public or private equity and/or debt for working capital. Such financing may not be available. Even if such financing is available, it may be on terms that are materially adverse to your interests with respect to dilution of book value, dividend and liquidation preferences, or other terms. No assurance can be given that such financing will be available or, if available, will be on terms satisfactory to us. At this time, we cannot estimate how long it would take us to obtain funding, if we are ever able to do so.

    Concurrent with our search for funding, we will seek to contract with credit card issuers and/or their   affiliated marketing agencies to offer their credit card on our website. We do not have any contracts in place and we cannot assure you that we will be able to obtain such contracts. We anticipate that it will take us between four and six months to obtain any such contracts. Thereafter, we intend to establish our website and estimate that the process of creating our website would take an additional period of four or five months. Accordingly, we do not expect to be become operational for a period of at least eight and, possibly, as many as eleven months after we have obtained working capital. Concurrent with the launch of our website, we shall embark on a marketing plan designed to create brand awareness and attract customers to our website.

    Our ability to commence operations is predicated on (a) obtaining working capital, (b) entering into a significant number of contracts with credit card issuers an/or their affiliated marketing agencies, and (c) the build out of our website. Further, even if operations commence, we cannot assure you that our business model will be successful or be profitable.

Limited Operating History; Need for Additional Capital

    There is no historical financial information about us on which to base an evaluation of our prospective performance. We are a development stage enterprise and have not generated revenues. As of June 30, 2009, we had cash on hand of $1,930 and an accumulated deficit of $20,169. We have outstanding liabilities of $52,773. Our business is subject to risks inherent in the establishment of a new business, including limited capital resources and possible cost overruns. To become profitable and competitive, we must become operational with adequate capital for operations. We intend to seek equity and/or debt financing to implement our business plan. We have no assurance that future financing will be available or, if available, on acceptable terms. If financing is not available, or if available, on satisfactory terms, we may be unable to commence operations, or develop or our operations. Equity financing could result in dilution to existing stockholders.

Results of Operations

    Since inception, we have incurred losses and we will continue to incur losses in the future. We cannot assure you that our operations will ever be profitable.

Liquidity and Capital Resources

    As of June 30, 2009, we had outstanding liabilities of $52,773. Cash on hand was $1,930. Thus, we have extremely limited working capital. We will need to raise additional capital through public or private debt or sale of equity to meet our liabilities and implement our business plan. Such financing may not be available as needed. Even if such financing is available, it may be on terms that are materially adverse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. If we are unable to obtain financing we will not be able to meet our debt obligations and commence operations. In this event we may suspend or cease operations. If it is necessary for us to suspend or cease operations, management may recommend our liquidation and dissolution. If liquidation and dissolution were to occur, there will be a total loss of shareholder funds.

    The Company has 2,000,000 warrants issued and outstanding. If all of the warrants are exercised, the aggregate proceeds to us would be $200,000. We cannot assure you that any warrants will be exercised or that we will receive any proceeds from the exercise of warrants. Even if the warrants are exercised, it is conceivable that any such proceeds may not be sufficient for our working capital needs, and this could be true even if all warrants are exercised.

    Our principal stockholder, Omega Financial, Inc., has provided us with an unsecured line of credit of $100,000 with an interest rate of 4% per annum. The Line of Credit will mature 24 months from the date on which the Line of Credit Agreement was executed, August 16, 2008. As of June 30, 2009, we have drawn down $50,423 from the Line of Credit.

    The estimated cost of filing our registration statement is $15,000. This filing and related expenses thereto will utilize a substantial portion of the funds available to us from the Line of Credit. Therefore, unless we are able to obtain additional funding through public or private equity and/or debt, we will be unable to implement our business plan.

Off-balance sheet arrangements

    The Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect or change on the Company’s financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors. The term “off-balance sheet arrangement” generally means any transaction, agreement or other contractual arrangement to which an entity unconsolidated with the Company is a party, under which the Company has (i) any obligation arising under a guarantee contract, derivative instrument or variable interest; or (ii) a retained or contingent interest in assets transferred to such entity or similar arrangement that serves as credit, liquidity or market risk support for such assets.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
ACCOUNTING AND FINANCIAL DISCLOSURES

    There have been no changes in or disagreements with accountants on accounting or financial disclosure matters.

DESCRIPTION OF BUSINESS

Overview

    We are a Colorado corporation organized on August 21, 2002 to seek, investigate and participate in a business opportunity. On August 21, 2002, we issued 2,000,000 shares to Great American Assets, Inc. (“GAA”), in consideration of defraying our organizational expenses of $2,826. As a result of this transaction, we became a wholly-owned subsidiary of GAA. During September through December 2002, we sold 105,000 shares of common stock to 21 individuals for a consideration of $10,500. With limited financial resources, our capital was expended before we could locate and pursue a business opportunity. We ceased operations in latter part of 2003. In the last quarter of 2007, our Board of Directors reinstituted their search for a business opportunity. In consultation with our majority stockholder, management concluded that our corporate development and prospects could be enhanced if we were an independent business organization. Accordingly, pursuant to a Separation and Distribution Agreement dated June 16, 2008, our majority stockholder, GAA distributed a major portion of its holding of our shares to their 24 stockholders of record. As a result of this distribution, Omega Financial, Inc. (“Omega”) became our majority shareholder. In furtherance of our business objective, on August 16, 2008, we obtained a Line of Credit in the amount of $100,000 from Omega.

    We are not a blank check company. We have a specific business plan we intend to implement. This business plan is set out below. We have no plans to change our planned business activities or to combine with another business, and we are not aware of any events or circumstances that may cause these plans to change. Further, to the best of our knowledge and belief, neither the Company nor its stockholders have any plans or are we aware of any events and circumstances that would lead to a change of control or similar transaction.

Plan of Operation

    In August 2008, we acquired the intellectual property www.MyCreditCardMentor.com for a consideration of $45,000. Through our website, we intend to conduct business as an online credit card marketplace connecting consumers with multiple credit card issuers. Our website will provide consumers with an opportunity to search for, compare and apply for credit cards and offer credit card issuers an online channel to acquire qualified applicants. Our online marketplace will also allow credit card issuers to solicit and receive credit card applications online in a manner that we believe is more efficient and cost effective than traditional offline channels. We will provide consumers with research, news articles, advice and online tools to help them in selecting and applying for credit cards based on their preferred criteria. Our website will be free to consumers and would not require them to enroll or register. Our anticipated income will be generated from the revenues we expect to receive from credit card issuers or their affiliate marketing agents as payment for either completed or approved credit card applications garnered via our website. We have not conducted any market research into the likelihood of success of our proposed operations.

Industry Background

    The credit card industry comprises one of the largest sectors of the United States’ financial services industry. According to a September 2006 General Accounting Office report, there are nearly 700 million active credit cards in circulation in the United States. According to a 2007 Nilson Report, approximately 71 million credit cards were issued in 2006. Since the introduction of the credit card in the 1950s, there has been significant growth in the utilization of credit cards by U.S. consumers as a key method of payment, driving strong growth and profitability for credit card issuers. The total amount charged on credit cards in 2005 exceeded $1.8 trillion and has grown at a compound annual growth rate of 10% over the past 15 years.

    Credit card issuers expend significant resources on marketing their cards to new and existing cardholders. According to Synovate’s Mail Monitor® in 2005 over six billon direct mail credit card offers were mailed to U.S. consumers, up from 2.7 billion in 1995. Due to declining response rates and rising costs of offline marketing channels, credit card issuers are actively looking for alternative marketing channels such as the Internet. Today the Internet represents a small portion of the total marketing expenditures by credit card issuers. TNS Media Intelligence estimates that in 2005 credit card issuers spent approximately $106.5 million on the Internet marketing credit cards to U.S. consumers. TNS Media Intelligence derived this estimate using, among other things, its proprietary methodology and publicly available rate card information. We believe online credit card marketing expenditures will increase as issuers seek more effective and cost-efficient methods to source new cardholder accounts.

Credit card issuers seeking new marketing channels

    We believe that several factors shape, and will continue to shape, the market for online credit card marketing expenditures.

    Traditional acquisition channels have become less effective.  As competition among credit card issuers has intensified, traditional credit card customer acquisition channels, such as direct mail, telemarketing, and television, radio and print advertising, have become less effective. According toSynovate’s Mail Monitor®, the average response rate to direct mail solicitations is decreasing, from 1.4% in 1995 to 0.3% in 2005.

    Increasing cost of direct mail campaigns.  Increases in the cost of direct mail campaigns are also diminishing direct mail’s effectiveness as an acquisition marketing channel. Since 2001, the cost of postage has increased by approximately 20%. A leading credit card issuer estimates that the average cost of acquiring one new cardholder by direct mail is $164. In addition, issuers generally must pay the significant costs of direct mail campaigns and other traditional offline marketing methods in advance and then wait, in many cases months, to determine the number of applications received in response to these substantial upfront expenditures.

    Regulatory restrictions on telemarketing.  Additional factors are reducing the effectiveness of telemarketing as a credit card marketing channel. For example, the Federal Trade Commission’s “National Do Not Call Registry,” which was launched in June 2003, now contains over 70 million phone numbers, significantly limiting outbound telemarketing as a credit card acquisition channel.

    As a result of these factors, credit card issuers are seeking new channels to attract applications from consumers.

Internet driving shift in media consumption and marketing channels

    The Internet is driving a fundamental shift in consumer marketing and information gathering for several reasons, including the following:

    Projected expansion in the size of the Internet population and increased broadband access.  According to eMarketer, the number of U.S. Internet users is projected to grow from 182 million in 2006 to over 211 million in 2011. eMarketer also projects that broadband penetration will increase from 46% of U.S. households to 69% over the same period. Globally, IDC projects that the number of Internet users will grow from 968 million in 2005 to over 1.5 billion in 2009.

    Shift in media consumption and advertising spending from offline to online media.  We believe that advertisers will follow consumer behavior and invest a growing share of their marketing budgets in online advertising. In 2006, JupiterResearch found that U.S. consumers spent 41% of their media consumption hours online. While we believe U.S. online advertising budgets are large and growing, online marketing spending represents only a small fraction of total advertising spending. JupiterResearch estimated that online advertising spending accounted for just 8% of total U.S.  advertising expenditures in 2007. JupiterResearch projects that overall U.S. online advertising will grow to approximately $35 billion in 2012, representing a compound annual growth rate of approximately 12% from 2007.

    Efficiency of the Internet as a targeted marketing channel.  By providing advertisers with direct access to targeted niches of consumers, the Internet has become one of the most efficient consumer transaction or per action, rather than payments based merely on the number of people viewing or receiving an advertisement.

    Increased consumer utilization of the Internet for research.  The Internet is increasingly serving as an educational tool for consumers. U.S. consumers utilize the Internet for a wide variety of topics including news, information, personal finance, commerce and shopping comparison.

Rise of online vertical marketplaces

    As consumers and advertisers shift more attention to the Internet, online marketplaces have developed to provide consumers with the capability to research, compare and acquire high-value or complex products and services in vertical industry sectors such as consumer finance, real estate, recruiting and vehicle purchasing. Relative to search websites or horizontal portals, marketplaces represent a solution designed to bring transparency, efficiency and choice to consumers and improved demographic targeting, advertising measurability and volume to advertisers. Generally marketplaces create value for consumers by providing a variety of in-depth content and advertising offers for a given vertical niche.

    Advertisers realize that successful marketplaces are often able to provide customers sourced from a wider variety of channels and at higher volumes than could be supported with dedicated Internet marketing staff or typical advertising agency relationships, and advertisers are often willing to pay a premium for services from marketplaces that can deliver a volume of customers. By combining relevant content, brand name recall, search engine marketing and search engine optimization techniques, marketplaces are able to acquire significant volume of traffic less expensively than individual advertisers or horizontal portals.

The need for an online credit card marketplace

    The convergence of consumers utilizing the Internet for personal finance, research and shopping and credit card issuers seeking to attract credit card applicants through online channels has created the need for an online credit card marketplace. The marketplace should provide consumers with a single, secure destination to search, compare and apply for a range of competitive offers from leading credit card issuers. According to a 2005 Forrester survey, 59% of those who applied for a credit card researched their decision online.

    The MyCreditCardMentor.com marketplace and website are being developed to take advantage of the perceived marketplace opportunities.

The MyCreditCardMentor.com Marketplace

    We believe that our marketplace will provide measurable benefits to consumers and credit card issuers relative to offline alternatives and untargeted Internet search engines.

Benefits to consumers

    Broad consumer choice.  We intend to offer consumers visiting our website a better way to review a wide variety of credit card offers by multiple issuers, providing an up-to-date and representative view of the market for credit card terms and features. We anticipate that, at any given time, being able to provide our customers with information on more than 150 different credit cards offers from more than 25 issuers.

    Convenience, efficiency and access.  Our website will be accessible at any time, is free to consumers and does not require them to register to research, search and compare credit card offers. Consumers are conducting banking and other financial transactions online and we believe our marketplace will provide such consumers with a more efficient method of accessing information about multiple credit card offers from various issuers than other methods of obtaining credit card information.

    Enhanced comparison shopping. Consumers will be able to search for credit cards using characteristics such as credit quality, issuer or type, including low interest rate cards, balance transfer cards, instant approval cards, and rewards cards. Our marketplace is being designed to quickly connect consumers with relevant credit card application forms online, enhancing the consumer experience and streamlining the process by which consumers apply for a new credit card.

    Consumer resources and assistance.  For consumers who have not determined their primary criteria for selecting a credit card, our website will offer “News and Advice” tools designed to help consumers make informed decisions about their personal finances when choosing a credit card offer. We will offer online tools such as credit card calculators and credit card recommenders, as well as featured stories, recent news, articles and analysis on credit cards and other personal finance topics created by financial journalists and credit card professionals. We believe that by offering opinions and information combined with our tools, we will assist consumers in sorting through the product and offer complexity and making informed choices.

Benefits to credit card issuers

    Broad access to consumers.  We will seek to acquire credit card applicants through a broad variety of Internet channels, including direct visits to our website, the purchase of display or search advertising, and marketing through distribution arrangements, primarily with websites that attract consumers interested in financial products and services. Through these channels, we anticipate being able to provide issuers with access to a broader and more diverse base of credit card applicants than is generally available through other online marketing methods, enabling issuers to acquire more applicants and to market to highly segmented niches of consumers.

    Instant access to engaged, qualified credit card applicants.  We believe that the consumers who visit our website will be those engaged and actively seeking credit card information and offers. In contrast, consumers receiving credit card offers through other marketing methods, such as direct mail or media and print advertising, may have no interest in applying for a credit card. Issuers can highlight the special features of their credit card offers in order to target specific niche markets that may be underserved by untargeted, offline marketing methods. Direct mail campaigns typically take several months from inception until applications are received, whereas our website will provide nearly instantaneous access to potential applicants once the credit card issuer determines the terms of the offer.

    Differentiated pay-for-performance model.  Typically in marketing channels such as we intend to offer, compensation is made upon the receipt or approval of credit card applications submitted through the respective marketplace. Compared to traditional offline marketing methods such as direct mail, which, according to a leading credit card issuer’s estimate, has an average origination cost per new cardholder of $164, we believe our cost-per-action model is significantly more cost-effective for credit card issuers. Unlike other Internet advertising and marketing models, including cost-per-thousand impressions, cost-per-click and cost-per-lead, which provide uncertain, variable returns on advertising investment, most of our revenues will be generated through a cost-per-action model based upon approved applications which will provide an immediate positive return on investment. Offline marketing methods typically require up-front payment of the bulk of marketing costs. Our pay-for-performance model does not require credit card issuers to pay until after they have obtained a completed or approved application, reducing their risk and, we believe, increasing the amount they are willing to spend per completed or approved application.

    Ability to manage credit card offers and supplement marketing strategies. Our marketplace will enable credit card issuers to obtain real-time data regarding the performance of their credit card offers and to quickly respond to changing consumer preferences and competitors’ offerings.

The MyCreditCardMentor.com Solution

    Through our marketplace, we intend to provide solutions for customers seeking credit card offers. Our strategic objective is to become a leading online marketplace connecting customers with credit card issuers. Our website is being designed to provide visitors with an engaging and intuitive search experience. We anticipate that our marketplace will be able to provide our customers with information on more than 150 different credit cards offers from more than 25 issuers. The key components of our customer experience would include:

Search

    Customers will have an opportunity to search for a credit card based on their preferred criteria. Search by Type of Card.  Allows consumers to search for low interest, balance transfer, instant approval, reward, cash back, airline, business, student, and special offer credit cards as well as prepaid debit cards.

    Search by Credit Quality.  Allows consumers to search for cards appropriate to their credit rating, whether they have excellent, good, fair or poor credit.

    Search by Bank or Issuer.  Allows consumers to search credit card offers of multiple issuers and brands, such as American Express, Capital One, Chase, Citi Credit Cards, Discover, HSBC, MasterCard and Visa.

    News and Advice.  Provides consumers with access to content during their search process, such as our online “News and Advice” tools, which helps them make informed choices about the credit cards based on their preferred criteria. Our “News and Advice” tools include news articles, reviews, online tools such as our credit card calculator, frequently asked questions about applying for credit cards online and a credit card recommender.

Compare

    After our consumers have searched for and identified the type of card they seek, our marketplace will allow and encourage customers to comparatively review offers for similar types of cards from multiple credit card issuers. The comparison will highlight the top pick and list additional offers in the category, and summarize the key terms of each offer. It will also provide the introductory annual percentage rate (APR), introductory APR period, regular APR, annual fee, whether balance transfers are allowed, and credit rating needed.

    After choosing a credit card offer, consumers may click through directly to a website managed by or for the credit card issuer to apply online for the card they have chosen. Some issuers will be able to provide instant approval of credit card applications. All personally identifiable data and financial information that the consumer provides are captured by the website managed by or for the credit card issuer and are not collected or stored on our website.

Marketing

    The objective of our marketing plan is to generate traffic to our website and convert such visitors into credit card applicants. Our predominant thrust will be paid advertisments on leading Internet search engines such as Google, Yahoo!, MSN and Ask.com and other relevant websites, such as Bankrate.com. We will bid on advertising placements for certain search keywords that we deem relevant to our business in an open marketplace. We shall also endeavor also obtain consumer traffic through algorithmic searches on the leading Internet search engines. An additional considered source of consumer traffic is co-branding distribution arrangements with other websites that are targeted at consumers interested in financial products and services.

Competition

    Our market is highly competitive and rapidly evolving. We face intense competition from a number of sources to attract consumers and credit card issuers to our marketplace, including the following:

•	credit card issuers, such as American Express, Bank of America, Capital One, Citi, Chase and Discover;

•	traditional offline credit card marketing channels, including direct mail, retail bank branch networks, television, radio, print and online advertising and call centers;

•	affiliate marketers, such as LinkShare and Commission Junction;

•	websites that are exclusively committed to marketing credit cards, such as CardOffers.com, CreditCards.com, CardRatings.com, CreditCardGuide.com, Credit-Land.com, CreditorWeb.com and ExpertCredit.com;

•	websites that market credit cards but are more broadly focused on consumer financial services, such as Bankrate.com, Credit.com, and e-wisdom.com;

•	online portals and other websites, many of which are focused on personal finance, such as Yahoo! Finance and MSNMoney.com;

•	retailers that issue branded credit cards in conjunction with customer loyalty programs; and

•	alternative payment methods, such as debit cards, online payment services and other services permitting direct debit of consumer checking accounts.

    We will compete most directly with online credit card marketplaces that, like us, are exclusively committed to marketing credit cards. Most of these marketplaces offer many of the credit cards that we believe we would be able to offer on our website. Because of the similarities among online credit card marketplaces, the competitive environment is intense.

    A significant number of our competitors have longer operating histories, greater brand recognition and significantly greater financial, technical, marketing and other resources than we have. Therefore, they are able to undertake far more extensive marketing campaigns for their brands and services than we can. In addition, some of the affiliate marketing agents with which we will compete have substantially more experience in marketing credit cards than we have and also have greater financial, technical, marketing and other resources than us.

    The principal methods of competition in attracting consumers to apply for credit cards include:

•	online advertising placements;

•	number, variety, brands and terms of credit cards offered;

•	visual appeal of website and ease of use; and

•	educational resources and consumer tools provided.

    Although we are new and unseasoned in the business of marketing credit card, we believe that, subject to adequate capitalization, we will be able to compete effectively with our larger and more established marketing competitors. The marketing opportunities afforded by the Internet are, in large part, equally open to all and are limited only by financial capability.

Credit Card Issuer Relationships

    Our ability to enter the marketplace is substantially governed by our ability to contract with a significant number of credit card issuers and/or third party affiliate marketing agents.

    The preeminent credit card issuers include:

Advanta American Express Bank of America Capital One	Citi Chase Discover	First Premier FNB Omaha HSBC

    And, the leading third party affiliate marketing agents include: Commission Junction, LeapFrog, LinkShare and Performics. Presently, we do not have any contracts in place and there can be no assurance that we will be able to obtain such contracts. However, we have been in contact with several issuers and/or affiliated marketing agents and, on the basis of our informal discussions, we reasonably believe that such arrangements can be accomplished.

Intellectual Property

    We will rely on a combination of trademark, copyright, trade secret and other intellectual property laws in the United States. as well as contractual provisions to protect our proprietary assets including our brand. We will also rely on copyright laws to protect the computer programs relating to our website and the content of the MyCreditCardMentor.com website in the United States.

Regulatory Requirements

    We are not required to obtain any special licenses, nor meet any special regulatory requirements before establishing our business. We are subject to federal, state and local laws and regulations applied to businesses in general, such as payroll taxes on the state and federal levels. We believe that our operations are in compliance with all applicable regulations, there can be no assurances that from time to time unintentional violations of such regulations will not occur.

    Internet access and online services are not subject to direct regulation in the United States. Changes in the laws and regulations relating to the telecommunications and media industry, however, could impact our business. For example, the Federal Communications Commission could begin to regulate the Internet and online services industry, which could result in increased costs for us. The laws and regulations applicable to the Internet and to our services are evolving and unclear and could damage our business. There are currently few laws or regulations directly applicable to access to, or commerce on, the Internet. Due to the increasing popularity and use of the Internet, it is conceivable that laws and regulations may be adopted, covering issues such as user privacy, defamation, pricing, taxation, content regulation, quality of products and services, and intellectual property ownership and infringement. Such legislation could expose us to substantial liability and may dampen the growth in use of the Internet, decrease the acceptance of the Internet as a communications and commercial medium, or require us to incur significant expenses in complying with any new regulations.

Employees

    As of the date hereof, we have no employees. In the future, and from time to time, we expect to employ independent contractors to support our development, technical, marketing, sales, support and administrative functions on as-needed basis. We do not anticipate a need to engage employees at the present time. We intend to engage part-time and or full-time employees after we become operational. Competition for qualified personnel in our industry is severe. Our future success will depend in part on our ability to attract, hire or acquire, train and retain qualified employees.

DESCRIPTION OF PROPERTY

    Currently, we do not own any property. We are provided by our director and officer with an office suite of approximately 300 square feet, on a month-to-month basis, at no cost. This facility includes shared office space, general administrative services, technological services and secretarial support, and utilities. We consider our office space arrangement adequate at the present time and will reassess our needs based on the future growth prospects. There is no written agreement evidencing this arrangement.

DIRECTORS AND EXECUTIVE OFFICERS

Directors and Officers

    The names and ages of our directors and executive officers are as follows:

Name	Age	Position(s)
Patrick C. Brooks	62	Chairman of the Board of Directors, Director, President, Chief Executive Officer, Chief Financial Officer & Secretary

    Our director is elected by the Board of Directors to a term of one year and serves until his successor is duly elected and qualified, or until he is removed from office.

    The following sets forth certain biographical information pertaining to our directors and officers:

Patrick C. Brooks, Chairman of the Board, President, Chief Executive Officer, Chief Financial Officer and Secretary

    Mr. Brooks has served as Chairman of the Board, President, Chief Executive Officer, Chief Financial Officer from our inception in 2002. He has served as Secretary since May 2009. Since 2002, he has served as a director and officer of Charter Corporate Services, Inc, a reporting company. During the past five years Mr. Brooks has been primarily engaged in strategic planning for small businesses. He currently serves as a director and officer of Great American Assets, Inc., a consulting and investment firm. Additionally, he serves as a director and or officer of several small businesses engaged in investing and Internet consumer marketing. These businesses include: Omega Financial, Inc., a company holding the interests of a family trust; Henry Milbourne & Son, Limited and Blue Capri Limited, companies engaged in consumer retail ventures.

    Mr. Brooks holds a BA in Business Administration from Ottawa University and MA in Law from Antioch University. He obtained a post graduate Diploma in Personnel Management from Thames Valley University, England, and is a Graduate Member of the Institute of Personnel Management, England. Mr. Brooks pursued graduate studies in Business at Bradford University Business School, England.

    Within the last five years:

1.
There have been no bankruptcy petitions filed by or against any business of which Mr. Brooks was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time.

2.	He has not been convicted in any criminal proceeding; nor is he the subject of any pending criminal proceeding.

3.
He has not been subjected to any order, judgment, or decree, not subsequently reversed, suspended or vacated, by any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities.

4.
He has not been found by any court of competent jurisdiction (in a civil action), the SEC, or the Commodity Future Trading Commission to have violated a federal or state securities or commodities law (excepting situations where any such finding was later reversed, suspended or vacated).

    Other than as set forth above, there are no other directors, executive officers or significant employees of the Company. There are no persons nominated to become directors of the Company.

Conflicts of Interests

    Mr. Brooks will devote only a portion of his time to our affairs, estimated to be not more than 20 hours per week, on average. He pursues other business activities which occupy a portion of his time each week. In all likelihood, there will be occasions when the time requirements of our business will conflict with the demands of his other business activities. Such conflicts may require that we seek to employ additional personnel. We cannot assure you that we will be financially able to employ such persons, if required, or that such personnel will be available or that they can be employed on terms favorable to the Company.

    We do not have an audit or compensation committee comprised of independent Directors. The functions that would have been performed by such committees are performed by our Board of Directors, and this consists of one person. Thus, there is a potential conflict of interest in that our Director has the authority to determine issues concerning management compensation - in essence his own compensation - as well as audit issues - which could involve his own conduct.

    All ongoing and future transactions between us and our director and officer or his affiliates, including loans made to us by our director and officer and or his affiliates, will be on terms believed by us to be no less favorable to us than are available from unaffiliated third parties.

    We have not established a policy for determining how conflicts of interest would be resolved and we cannot assure you that any conflicts which may arise will be resolved in our favor.

BOARD COMMITTEES AND INDEPENDENCE

    Our Board of Directors has not established any committees. We have not, for instance, established an Audit Committee, a Compensation Committee, a Nominating Committee, or any other committee performing similar tasks. The functions of these committees are being undertaken by the entire board as a whole. Because we do not have any independent directors, our Board of Directors believes that the establishment of committees of the board would not provide any benefits to our company.

    We do not have a policy regarding the consideration of any director candidates which may be recommended by our stockholders, including the minimum qualifications for director candidates, nor has our Board of Directors established a process for identifying and evaluating director nominees. We have not adopted a policy regarding the handling of any potential recommendation of director candidates by our stockholders, including the procedures to be followed. Our Board has not considered or adopted any of these policies as we have never received a recommendation from any stockholder for any candidate to serve on our Board of Directors. Given our relative size and lack of directors and officers insurance coverage, we do not anticipate that any of our stockholders will make such a recommendation in the near future. While there have been no nominations of additional directors proposed, in the event such a proposal is made, all members of our Board will participate in the consideration of director nominees. Our director is not an "audit committee financial expert" within the meaning of Item 401(e) of Regulation S-B. In general, an "audit committee financial expert" is an individual member of the audit committee or Board of Directors who:

•	understands generally accepted accounting principles and financial statements,

•	is able to assess the general application of such principles in connection with accounting for estimates, accruals and reserves,

•	has experience preparing, auditing, analyzing or evaluating financial statements comparable to the breadth and complexity to our financial statements,

•	understands internal controls over financial reporting, and

•	understands audit committee functions.

    Our Board of Directors is comprised of an individual who was integral to our formation and who is involved in our day to day operations. While we would prefer our director be an audit committee financial expert, the individual who has been key to our development has professional background in finance or accounting. As with most small, early stage companies, until such time as our company further develops its business, achieves a stronger revenue base and has sufficient working capital to purchase directors and officers insurance, we do not have any immediate prospects to attract independent directors. When we are able to expand our Board of Directors to include one or more independent directors, we intend to establish an Audit Committee of our Board of Directors. It is our intention that one or more of these independent directors will also qualify as an audit committee financial expert.

Director independence

    We are not subject to the listing requirements of any national securities exchange or national securities association. As a result, currently, we are not required to have our board comprised of a majority of “independent directors.” In fact, at this time, we are not required to have any independent directors on our board.

CODE OF ETHICS

    We have adopted a code of ethics applicable to our directors, officers and employees. We believe our code of ethics is reasonably designed to deter wrongdoing and promote honest and ethical conduct; provide full, fair, accurate, timely and understandable disclosure in public reports; comply with applicable laws; ensure prompt internal reporting of code violations; and provide accountability for adherence to the code. A copy of our code of ethics is included as a exhibit to the registration statement of which this prospectus forms a part. You will be able to review this document by accessing our public filings at the SEC's website at www.sec.gov. In addition, a copy of the code of ethics will be provided without charge upon request to us. We intend to disclose any amendments to or waivers of certain provisions of our code of ethics in a Current Report on Form 8-K.

EXECUTIVE COMPENSATION

    The compensation discussed below addresses all compensation awarded to, earned by, or paid to our directors and officers. We do not have any stock option plans, retirement, pension, or profit sharing plans for the benefit of our directors and officers other than as described herein.

Compensation to Directors

    Our directors are entitled to receive compensation, in the form of fees, for their services to us. Our Board of Directors has the authority to set such fees. No fees or other compensation have been paid or accrued to any director as of the date hereof for his services as a director and none will be paid or accrued until our operations generate cash flow from which such fees may be paid. We have no director’s service contracts.

Compensation to Executive Officers

    The compensation for our officers will be set by our Board of Directors. No compensation has been paid or accrued to any officer to date for his services as an officer. Future compensation for our officers will be based on our Board’s opinion of the value of the services rendered, or to be rendered, and will not necessarily be based on current compensation levels for our industry. We have no officer service contracts.

Employment Agreements

    As of the date hereof, we have not entered into an employment agreement with our directors or officers.

Stock Options Grants

    No grants of options have been made to any director or officer as of the date hereof. Our Board of Directors has not adopted a stock option plan (“Stock Option Plan”). We have no plans to adopt a stock option plan but may choose to do so in the future. If such a plan is adopted, this plan may be administered by the Board or a committee appointed by the Board (the “Committee”). The committee would have the power to modify, extend or renew outstanding options and to authorize the grant of new options in substitution therefor, provided that any such action may not, without the written consent of the optionee, impair any rights under any option previously granted. We may develop an incentive based stock option plan for our officers and directors and may reserve up to 10% of our outstanding shares of common stock for that purpose.

Long-Term Incentive Plan Awards

    We do not have any long-term or other incentive plans at this time.

Change-in-control arrangements

    There are no compensation plans or arrangements or payment obligations with respect to our directors or officers that would be triggered by the resignation, retirement or any other termination of any director or officer. There are no arrangements for our directors, officers or employees in the event of a change-in-control.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    We do not currently have any formal written policies or procedures for the review, approval, or ratification of any related party transaction, although we intend to adopt a related party transaction policy in the future.

    Other than the transactions discussed below, we have not entered into any transaction nor are there any proposed transactions in which our director, officers, stockholders or any member of the immediate family of the foregoing had or is to have a direct or indirect material interest.

    On September 3, 2002 we issued 2,000,000 shares to Great American Assets, Inc. (“GAA”). These shares were issued in consideration of defraying our organizational expenses of $2,826. As a result of this stock issuance, we became a wholly owned subsidiary of GAA. Our sole director and officer served as a director of GAA at the time of this transaction.

    During the period September through December 2002, through a private placement, we sold 105,000 shares of stock to 21 individuals for a consideration of $10,500 or $0.10 per share.

    On December 9, 2002, GAA returned to us 105,000 shares from their holding of 2,000,000 shares. No consideration was involved in this transaction. The returned shares were subsequently canceled. Our director and officer served as a director of GAA at the time of this transaction.

    On June 16, 2008, pursuant to a Separation and Distribution Agreement, our majority stockholder, GAA, distributed 1,340,000 shares from their holding of 1,895,000 shares to their 24 stockholders of record, pro rata. GAA continues to own 555,000 shares of the Company after the distribution. As a result of the distribution, Omega Financial, Inc. (“Omega”) became our majority stockholder with a holding of 1,317,000 shares. Our director and officer served as a director of GAA and Omega at the time of the foregoing transactions.

    On December 1, 2008, we distributed 2,000,000 Class A Redeemable Common Stock Purchase Warrants (“Warrants”) to our 46 stockholders of record, pro rata. For each share of common stock held by our stockholders, one warrant was issued. Each warrant evidenced the right to purchase one share of our common stock at an exercise price of $0.10 per share, during the period commencing on December 1, 2008 and expiring on November 30, 2010. To date no warrants have been exercised.

    We are substantially dependent on the financial support of Omega. They have provided us with a Line of Credit in the amount of $100,000. We have utilized $45,000 of this loan to acquire the intellectual property www.MyCreditCardMentor.com. We intend to draw down $15,000 of this loan to defray the expenses to be incurred in filing the registration statement of which this prospectus is a part. Additional drawings will be made to cover the expenses of the periodic reporting requirements of the Securities Exchange Act of 1934; for the estimated costs of the development of our website and for other general corporate purposes. This loan is provided to us at interest rate of 4% per annum. The loan will mature 36 months from the date on which the Loan Agreement was executed, August 16, 2008. We believe that the terms and conditions of the Line of Credit are significantly more favorable to us that we could have obtained from unaffiliated parties.

    Any arrangements between Omega and us will not be at arm’s length. They are our majority stockholder and an affiliate, owning 65.8% of our outstanding shares. We share a common director. Accordingly, any transaction between Omega and us may present a conflict of interest. We have not adopted formal policies and procedures for the resolution of conflicts of interest. We cannot assure you that any conflict of interests would be resolved in our favor.

    Any arrangements between GAA and us will not be at arm’s length. They are a stockholder and affiliate, owning 27.8% of our outstanding shares. We share a common director. Accordingly, any transaction between GAA and us may present a conflict of interest. We have not adopted formal policies and procedures for the resolution of conflicts of interest. We cannot assure you that any conflict of interests would be resolved in our favor.

    Our director and officer has provided us with an office suite of approximately 300 square feet, on a month-to-month basis, at no cost. This facility includes shared office space, general administrative services, technological services and secretarial support, and utilities. There is no written agreement evidencing this arrangement.

MARKET FOR REGISTRANT’S COMMON EQUITY AND

ISSUER PURCHASES OF EQUITY SECURITIES
Market Information

    Our securities are not traded on any exchange or quotation system. Subsequent to the effectiveness of the registration statement of which prospectus is a part, we intend to take steps to have our common stock quoted on the OTC BB. In order for our common stock to trade on the OTC BB, a registered broker-dealer, known as the “market maker,” must be willing to sponsor our application to FINRA and list bid or sale quotations. We have not, as of this date, contacted a market maker for sponsorship of our securities on the OTC BB. We cannot assure you that a market maker will sponsor our application nor can we assure you that such an application for quotation will be approved. Even if our shares were approved for trading, we cannot assure you that a public market would materialize.

INTERESTS OF NAMED EXPERTS AND COUNSEL

    No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or on other legal matters in connection with the registration or offering was employed by us on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the registrant. Nor was any such person connected with us a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.

DESCRIPTION OF CAPITAL STOCK

General

    The following description summarizes the material terms of our capital stock. This summary is subject to, and is qualified in its entirety by, reference to the provisions of our Articles of Incorporation, our by-laws, and applicable Colorado statutes. Complete copies of our Articles of Incorporation and by-laws are filed with the SEC as exhibits to the registration statement of which this prospectus is a part.

Common Stock

    We are authorized to issue up to 100,000,000 shares, without par value. As of the date hereof, 2,000,000 shares are issued and outstanding and held by 46 stockholders of record.

    Holders of our shares are entitled to one vote for each share held on all matters submitted for stockholder determination. There are no cumulative voting rights. Accordingly, holders of a majority of the shares entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive proportionately any dividends that may be declared by our Board of Directors, subject to any preferential dividend rights of outstanding preferred stock. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to receive proportionately any of our assets remaining after the payment of liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. All of our outstanding shares are duly authorized, validly issued, fully paid and nonassessable.

Preferred Stock

    We are authorized to issue up to 25,000,000 shares of preferred stock, without par value. Our Board of Directors has the authority, without further action by the stockholders, to issue shares of preferred stock in one or more series and to designate the rights, preferences, privileges and restrictions of each series. The issuance of preferred stock could have the effect of restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock, or delaying or preventing any proposed change of control. There are no shares of preferred stock outstanding; nor is there in effect any resolution of our Board with respect to the issuance of such shares.

Warrants

    There are 2,000,000 Class A Redeemable Common Stock Warrants issued and outstanding. Each warrant evidences the right to purchase one share of common stock at $0.10 per share, during the period commencing on December 1, 2008 and expiring on November 30, 2010.

    We may call the warrants at any time prior to their exercise, with a notice of call in writing to the warrantholders of record, giving a 30 day notice of such call. The call price is $0.001 per warrant. Any warrant so called and neither exercised nor tendered back to us by the end of the date specified in the notice shall expire and be void.

    Provision is made in the warrants for adjustment of the price and number of shares for purchase in order to protect the holders thereof against dilution in the event of stock dividend, stock split, reclassification, reorganization, consolidation or merger. Holders of the warrants, as such, will not have voting, dividend or other rights of stockholders unless and until their warrants have been duly exercised and received by us. Thereafter, their rights shall be proportionate to their common stock holdings.

DIVIDENDS

    We have not declared any dividends on our common stock since inception. Our Board of Directors will make any future decisions regarding dividends. We currently intend to retain and use any future earnings for the development and expansion of our business and do not anticipate paying any cash dividends in the near future. Our Board of Directors has complete discretion on whether to pay dividends, subject to the approval of our shareholders. Even if our Board of Directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the Board of Directors may deem relevant.

TRANSFER AGENT

    The transfer agent and registrar for our common stock is Globex Transfer, LLC, of Deltona, Florida

LITIGATION

    There are no known legal proceedings pending or threatened against us.

LEGAL MATTERS

    The validity of the shares of common stock offered hereby will be passed upon for us by Jillian Ivey Sidoti, Esq. of Temecula, California.

EXPERTS

    The financial statements included in this prospectus have been audited by Thomas J. Harris, Certified Public Accountant, independent registered public accounting firm. Reference is made to the auditor’s report. These financial statements are furnished in reliance on the auditor’s report.

INDEMNIFICATION

    Colorado corporate law provides that a corporation may indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

    Colorado corporate law also provides that, to the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys’ fees, actually and reasonably incurred by him in connection with the defense.

    Our Articles of Incorporation and By-Laws limit the liability of our directors, officers, agents, fiduciaries and employees to the fullest extent permitted by the Colorado Revised Statutes. Specifically, directors of the Company will not be personally liable to the Company or any of its shareholders for monetary damages for breach of fiduciary duty as directors, except liability for: (i) any breach of the director’s duty of loyalty to the corporation or its shareholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) voting for or assenting to a distribution in violation of Colorado law;  or (iv) any transaction from which the director directly or indirectly derives an improper personal benefit.  Our governing documents therefore protect officers, directors, agents, fiduciaries, and employees to the fullest extent permissible under Colorado law. We believe that the provisions in our Articles of Incorporation and its Bylaws are necessary to attract and retain qualified persons as officers and directors.

DISCLOSURE OF COMMISSION’S POSITION ON INDEMNIFICATION

OF SECURITIES ACT LIABILITIES

    We have been advised that in the opinion of the SEC indemnification for liabilities arising under the Securities Act of 1933 is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities is asserted by one of our directors, officers, or controlling persons, we will either rely upon the opinion of counsel as to whether or not to pay indemnification, or submit the matter to a court of appropriate jurisdiction.

REPORTS TO SECURITY HOLDERS

    We intend to furnish to our stockholders annual reports containing audited financial statements reviewed by our independent accountant, and such other periodic reports as we may determine to be appropriate or as may be required by statute.

    As a result of the filing of a registration statement with the SEC, we will become subject to the informational requirements of the Securities Exchange Act of 1934 for a period of at least one fiscal year.

    It is a requirement of FINRA that all issuers maintaining quotations of their securities on the OTC BB file periodic reports under the 1934 Act. In order to maintain such a quotation, we must, necessarily, continue to file periodic reports with the SEC beyond the initial period of one year notwithstanding the fact that we may be under no legal obligation to do so under the 1934 Act.  Our duty to continue reporting would terminate if:

1.      we have less than 300 stockholders of record; or 
2.      we have less than 500, but more than 300, stockholders of record, and our total assets did not exceed $10 million on the last day of each of our three most recent fiscal years.

    We cannot assure you that we will have the financial wherewithal to defray the costs of our audits and the concomitant expenses of continued filing.

    You may contact us by telephone at: (818) 434 8327 or by fax at (818) 246 3291. Our mailing address is: 3050 E. Chevy Chase Drive, Glendale, CA 91206.

AVAILABLE INFORMATION

We have filed with the SEC a registration statement on Form S-1 to cover the securities to be sold hereunder. This prospectus forms a part of that registration statement, and the registration statement also includes certain exhibits. This prospectus therefore does not contain all of the information set forth in the registration statement and exhibits to the registration statement. For further information with respect to our company and the shares to be sold in this offering, reference is made to the registration statement, including the exhibits to the registration statement. Copies of the registration statement, including the exhibits to the registration statement, may be examined without charge at the public reference room of the SEC, 100 F Street, N.E., Room 1580, Washington, DC 20549. Information about the operation of the public reference room may be obtained by calling the SEC at 1-800-SEC-0330. Copies of all or a portion of the registration statement may be obtained from the public reference room of the SEC upon payment of prescribed fees. Our SEC filings, including our registration statement, are also available to you on the SEC’s website at: www.sec.gov.

As a result of this offering, we will become subject to the informational and reporting requirements of the Securities Exchange Act, and will file periodic reports, proxy statements and will make available to our stockholders annual reports containing audited financial information for each year and quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

ASCOT FUNDING, INC.
Index to Financial Statements
(A development stage enterprise)

THOMAS J. HARRIS
CERTIFIED PUBLIC ACCOUNTANT
3901 STONE WAY N., SUITE 202
SEATTLE, WA 98103 206.547.6050

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
ASCOT  FUNDING, INC.
Glendale, California

We have audited the balance sheets of ASCOT FUNDING, INC. a development stage company, as at JUNE 30, 2009 AND 2008, the statements of earnings and deficit, stockholders' deficiency and cash flows for the periods then ended and the period from inception August 21, 2002 to JUNE 30, 2009. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ASCOT FUNDING, INC. a development stage company, as of June 30, 2009 and 2008 and the results of its operations and its cash flows for the periods then ended in conformity with generally accepted accounting principles accepted in the United States of America.
Thomas J Harris, CPA August 4, 2009

The accompanying financial statements have been prepared assuming that the company will continue as a going concern. As discussed in Note 2, the company's significant operating losses, working capital deficiency and need for new capital raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Thomas J. Harris, CPA
August 4, 2009

ASCOT FUNDING, INC.
(A development stage enterprise)
Balance Sheet

	June 30, 2009	June 30, 2008
ASSETS
Current assets:
Cash and cash equivalents Investment	$1,930	$25
equities at fair market value	-	-
Total Current Assets	1,930	25
Investments - non-current:
Available for sale securities
equities at fair market value	1,250	1,250
Intangible Assets, net	42,750	-
Total assets	$45,930	$1,275

LIABILITIES AND SHAREHOLDERS EQUITY/(DEFICIENCY)
Current liabilities:
Accounts payable and accrued expenses	$2,350	$1,250
Operating line of credit	50,423	-
Total current liabilities	52,773	1,250
Long-term liabilities:
long-term liabilities	-	-
Total liabilities	52,773	1,250

STOCKHOLDERS' EQUITY/(DEFICIENCY)
Common stock, $0.00 par value, 100,000,000 authorized,
2,000,000 shares issued and outstanding	13,326	13,326
Preferred stock, $0.00 par value, 50,000,000 authorized,
0 shares issued and outstanding	-	-
Deficit accumulated during the development stage	(20,169)	(13,301)
Accumulated other comprehensive income
Total stockholders' equity/deficiency	(6,843)	25
Total liabilities and stockholders' equity/(deficiency)	$45,930	$1,275

The accompanying notes are an integral part of these statements.

ASCOT FUNDING, INC.
(A development stage enterprise)
Statement of Operations

	Cumulative Inception August 21, 2002 through June 30, 2009	Year Ended June 30, 2009	Year Ended June 30, 2008
Sales	$-	$-		$-
General and administrative expenses: Salaries Depreciation/amortization Legal and professional Other general and administrative	5,076 14,932 250	2,250 4,619
Total operating expenses	20,258	6,869		-
(Loss) from operations	(20,258)	(6,869)		-
Other income (expense): )
Interest Income	89	1
nterest (expense
(Loss) before taxes	(20,169)	(6,868)		-
Provision (credit) for taxes on income
Net (loss)	$(20,169)	$(6,868)		$-
Comprehensive income (loss) Unrealized loss on available for sale securities, net
Total Comprehensive Income (Loss)	$(20,169)	$(6,868)
Basic earnings (loss) per common share		$(0.00)	$
Weighted average number of shares outstanding		2,000,000		2,000,000

The accompanying notes are an integral part of these statements.

Ascot Funding, Inc.
(A development stage enterprise)
Statement of Shareholders' Deficit

	Common Stock		Defict Accumulated During the Developement Stage	Accumulated Other Comprehensive Income	Total
	Share	Amount
Inception, August 21, 2002 through June 30, 2007:
Balances, June 30, 2007	2,000,000	$13,326	$(13,301)	$-	$25
Net (loss)
Balances, June 30, 2008	2,000,000	13,326	(13,301)		25
Net (loss)			(6,868)		(6,868)
Balances, June 30, 2009	2,000,000	$13,326	(20,169)		(6,843)

The accompanying notes are an integral part of these statements.

Ascot Funding, Inc.
(A development stage enterprise)
Statement of Cash Flows

	Cumulative , Inception, August 21, 2002 through June 30, 2009	June 20, 2009	June 20, 2008
Cash flows from operating activities:		$(6,868)	$-

Net (loss)	$(20,169)
Adjustments to reconcile net (loss) to cash
provided (used) by developmental stage activities:
Depreciation and Amortization	5,076	2,250
Change in current assets and liabilities:
Accounts receivable		-
Deposits
Accounts payable and accrued expenses	2,350	1,100

Net cash flows from operating activities	(12,743)	(3,518)
Cash flows from investing activities:		(45,000)
Purchase of fixed assets	(47,826)
Purchase of available-for-sale securities	(1,250

Net cash flows from investing activities	(49,076)	(45,000)
Cash flows from financing activities:
Proceeds from sale of common stock	13,326
Advances on line of credit	50,423	50,423

Net cash flows from financing activities	63,749	50,423	-

Net cash flows	1,930	1,905

Cash and equivalents, beginning of period		25	25
Cash and equivalents, end of period	$1,930	$1,930
Supplemental cash flow disclosures:
Cash paid for interest	$-	$-	$-
Cash paid for income Tax

The accompanying notes are an integral part of these statements.

Ascot Funding, Inc.
(A development stage enterprise)
Notes to Financial Statements
June 30, 2009

Note 1 - Organization and summary of significant accounting policies:

Following is a summary of the Company's organization and significant accounting policies:

Organization and nature of business - Ascot Funding, Inc. (the "Company") was incorporated in the State of Colorado on August 21, 2002. The Company is a Development Stage Company, as defined by Statement of Financial Accounting Standard ("SFAS") No. 7 "Accounting and Reporting by Development Stage Enterprises." The Company owns the domain www.MyCreditCardMentor.com. The Company intends to conduct business online, offering a marketplace connecting consumers with multiple credit card issuers. The Company will offer a marketplace where consumers can search for, compare and apply for credit cards and offer credit card issuers an online channel to acquire qualified applicants. The Company's proposed online marketplace will allow credit card issuers to solicit and receive credit card applications online in a manner that the Company believes to be more efficient and cost effective than traditional offline channels.

Basis of presentation - Our accounting and reporting policies conform to U.S. generally accepted accounting principles applicable to development stage enterprises. Changes in classification of 2009 amounts have been made to conform to current presentations.

Use of estimates -The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents -For purposes of the statement of cash flows, we consider all cash in banks, money market funds, and certificates of deposit with a maturity of less than three months to be cash equivalents.

Website development costs - We follow Emerging Issues Task Force Issue No. 00-2, Accounting for Website Development Costs, ("EITF Issue No. 00-2"), which provides that for specific website development costs, the accounting should be based generally on AICPA Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. Under SOP 98-1, development costs are capitalized and amortized to income over the estimated useful life of the website. The Company has determined the life of www.MyCreditCardMentor.com to have a useful life of 10 years.

Property and Equipment - The Company values its investment in property and equipment at cost less accumulated depreciation. Depreciation is computed primarily by the straight line method over the estimated useful lives of the assets ranging from five to thirty-nine years.

Fair value of financial instruments and derivative financial instruments - We have adopted Statements of Financial Accounting Standards regarding Disclosure About Derivative Financial Instruments and Fair Value of Financial Instruments. The carrying amounts of cash, accounts payable, accrued expenses, and other current liabilities approximate fair value because of the short maturity of these items. These fair value estimates are subjective in nature and involve uncertainties and matters of significant judgment, and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect these estimates. We do not hold or issue financial instruments for trading purposes, nor do we utilize derivative instruments in the management of foreign exchange, commodity price or interest rate market risks.

Ascot Funding, Inc.
(A development stage enterprise)
Notes to Financial Statements
June 30, 2009

Comprehensive income - Comprehensive income includes net loss as currently reported by the Company adjusted for other comprehensive income, net of comprehensive losses. Other comprehensive income for the Company consists of unrealized gains and losses related to the Company's equity securities accounted for available-for-sale with changes in fair value recorded through stockholders' equity.

Federal income taxes - Deferred income taxes are reported for timing differences between items of income or expense reported in the financial statements and those reported for income tax purposes in accordance with Statements of Financial Accounting Standards regarding Accounting for Income Taxes, which requires the use of the asset/liability method of accounting for income taxes. Deferred income taxes and tax benefits are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and for tax loss and credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred taxes are provided for the estimated future tax effects attributable to temporary differences and carryforwards when realization is more likely than not.

Net income per share of common stock - We have adopted Statements of Financial Standards regarding Earnings per Share, which requires presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. In the accompanying financial statements, basic earnings per share of common stock is computed by dividing net income by the weighted average number of shares of common stock outstanding during the period. We do not have a complex capital structure requiring the computation of diluted earnings per share.

Intangible Asset - In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," the Company evaluates intangible assets and other long-lived assets for impairment, at least on an annual basis and whenever events or changes in circumstances indicate that the carrying value may not be recoverable from its estimated future cash flows. Recoverability of intangible assets and other long-lived assets is measured by comparing their net book value to the related projected undiscounted cash flows from these assets, considering a number of factors including past operating results, budgets, economic projections, market trends and product development cycles. If the net book value of the asset exceed the related undiscounted cash flows, the asset is considered impaired, and a second test is performed to measure the amount of the impaired loss.

Advertising costs - The Company expenses all costs of advertising as incurred. There were no advertising costs included in general and administrative expenses for the year ended June 30, 2009 and 2008.

Note 2 - Uncertainty, going concern:

At June 30, 2009, we were engaged in a business and had suffered losses from development stage activities to date. In addition, current liabilities exceed current assets, and we have minimal operating funds. Although management is currently attempting to locate additional sources of equity or debt financing, there is no assurance these activities will be successful. Accordingly, we must rely on our officers to perform essential functions without compensation until a business operation can be commenced. No amounts have been recorded in the accompanying financial statements for the value of officers' services, as it is not considered material.

Ascot Funding, Inc.
(A development stage enterprise)
Notes to Financial Statements
June 30, 2009

These factors raise substantial doubt about the ability of the Company to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 3 - Related Party Transactions:

The Company's majority stockholder has provided it with an operating line of credit in the amount of $100,000 at an interest rate of 4% per annum. The loan will mature 36 months from the date on which the loan agreement was executed, August 16, 2008. The Company has utilized $50,423 as of June 30, 2009.

The Company's sole director and officer has provided the Company with an office suite of approximately 300 square feet, on a month-to-month basis, at no cost. This facility includes shared office space, general administrative services, technological services and secretarial support, and utilities. The Company believes that its office space arrangement is adequate at the present time and will reassess its future needs based on the future growth prospects. There is no written agreement documenting this arrangementNote 4 - Federal income tax:
The Company follows Statements of Financial Accounting Standards regarding Accounting for Income Taxes. Deferred income taxes reflect the net effect of (a) temporary difference between carrying amounts of assets and liabilities for financial purposes and the amounts used for income tax reporting purposes, and (b) net operating loss carryforwards. No net provision for refundable Federal income tax has beemade in the accompanying stateme nt of loss because no recoverable taxes were paid previously. Similarly, no deferred tax asset attributable to the net operating loss carryforward has been recognized, as it is not deemed likely to be realized.

The provision for refundable Federal income tax consists of the following:

	06/30/2008	06/30/2008
Refundable Federal income tax attributable to:
Current operations	$(0)	$(2,335)
Less, Nondeductible expenses	-0-	-0-
Less, Change in valuation allowance	-0-	2,335
Net refundable amount	-0-	-0-

The cumulative tax effect at the expected rate of 34% of significant items comprising our net deferred tax amount is as follows:

	06/30/2008	06/30/2008
Deferred tax asset attributable to:
Net operating loss carryover Less,	$4,522	$6,858
Valuation allowance	(4,522)	(6,858)
Net deferred tax asset	-0-	-0-

At June 30, 2009, an unused net operating loss carryover approximating $20,169 is available to offset future taxable income; it expires beginning in 2017.

Ascot Funding, Inc.
(A development stage enterprise)
Notes to Financial Statements
June 30, 2009

Note 5 - Cumulative sales of stock:

Since its inception, the Company has issued shares of common stock as follows:

The Company is authorized to issue 100,000,000 shares of common stock and 25,000,000 shares of preferred stock.

As of June 30, 2009 the Company had 2,000,000 shares of common stock issued and outstanding. No shares of the preferred stock have been issued.

The Company has authorized and reserved 2,000,000 shares of common stock issuable on the exercise of Class A Redeemable Common Stock Purchase Warrants. See note 6.

On August 21, 2002, the Company issued 2,000,000 Founder shares of common stock, in consideration for defraying the Company's organizational expenses of $2,826.

In 2002, The Company sold 105,000 shares of common stock at $0.10 per share to 21 individuals for a consideration of $10,500.

On December 31, 2002, 105,000 Founder common shares were returned to the Company's treasury. No consideration was involved in this transaction. The returned shares were subsequently canceled.

Note 6 - Common Stock Warrants:

The Company has 2,000,000 Class A Redeemable Common Stock Warrants issued and outstanding. Each warrant evidences the right to purchase one share of common stock at $0.10 per share, during the period commencing on December 1, 2008 and expiring on November 30, 2010. The Warrants may be redeemed at any time prior to their exercise, with a notice of call in writing to the warrant holders of record, giving a 30 day notice of such call. The call price is $0.001 per Warrant. Any Warrant so called and neither exercised nor tendered back to the Company by the end of the date specified in the notice shall expire and be void.

Provision is made in the Warrants for adjustment of the price and number of shares of common stock for purchase in order to protect the holders thereof against dilution in the event of a stock dividend, stock split, reclassification, reorganization, consolidation or merger. Holders of the Warrants, as such, will not have voting, dividend or other rights of stockholders unless and until their Warrants have been duly exercised and received by the Company.

Note 7 - Investments:

The following is a summary of the investments in available-for-sale securities classified as non-current assets at June 30, 2009:

Available-for-sale Securities	Cost	Unrealized Gain (Loss)	Gross Value	Estimated Fair Value
Equity securities	$1,250	$0	$1,250	$1,250

During 2007, the Company purchased 125,000 shares of freely trading common stock for a consideration of $1,250. In accordance with FAS 115, the Company recorded the 125,000 shares of common stock as "available-for-sale" securities, a non-current asset and the resulting unrealized gain/(loss) has been classified as a separate component of stockholders equity - accumulated other comprehensive income.

Ascot Funding, Inc.
(A development stage enterprise)
Notes to Financial Statements
June 30, 2009

Note 8 - New accounting pronouncements:

In May 2008, the Financial Accounting Standards Board ("FASB") issued SFAS No. 163, "Accounting for Financial Guarantee Insurance Contracts-and interpretation of FASB Statement No. 60". SFAS No. 163 clarifies how Statement 60 applies to financial guarantee insurance contracts, including the recognition and measurement of premium revenue and claims liabilities. This statement also requires expanded disclosures about financial guarantee insurance contracts. SFAS No. 163 is effective for fiscal years beginning on or after December 15, 2008, and interim periods within those years. SFAS No. 163 has no effect on the Company's financial position, statements of operations, or cash flows at this time.

In May 2008, the Financial Accounting Standards Board ("FASB") issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles". SFAS No. 162 sets forth the level of authority to a given accounting pronouncement or document by category. Where there might be conflicting guidance between two categories, the more authoritative category will prevail. SFAS No. 162 will become effective 60 days after the SEC approves the PCAOB's amendments to AU Section 411 of the AICPA Professional Standards. SFAS No. 162 has no effect on the Company's financial position, statements of operations, or cash flows at this time.

In March 2008, the Financial Accounting Standards Board, or FASB, issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133. This standard requires companies to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company has not yet adopted the provisions of SFAS No. 161, but does not expect it to have a material impact on its consolidated financial position, results of operations or cash flows.

In December 2007, the SEC issued Staff Accounting Bulletin (SAB) No. 110 regarding the use of a "simplified" method, as discussed in SAB No. 107 (SAB 107), in developing an estimate of expected term of "plain vanilla" share options in accordance with SFAS No. 123 (R), Share-Based Payment. In particular, the staff indicated in SAB 107 that it will accept a company's election to use the simplified method, regardless of whether the company has sufficient information to make more refined estimates of expected term. At the time SAB 107 was issued, the staff believed that more detailed external information about employee exercise behavior (e.g., employee exercise patterns by industry and/or other categories of companies) would, over time, become readily available to companies. Therefore, the staff stated in SAB 107 that it would not expect a company to use the simplified method for share option grants after December 31, 2007. The staff understands that such detailed information about employee exercise behavior may not be widely available by December 31, 2007. Accordingly, the staff will continue to accept, under certain circumstances, the use of the simplified method beyond December 31, 2007. The Company currently uses the simplified method for "plain vanilla" share options and warrants, and will assess the impact of SAB 110 for fiscal year 2009. It is not believed that this will have an impact on the Company's consolidated financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51. This statement amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. Before this statement was issued, limited guidance existed for reporting noncontrolling interests. As a result,

Ascot Funding, Inc.
(A development stage enterprise)
Notes to Financial Statements
June 30, 2009

considerable diversity in practice existed. So-called minority interests were reported in the consolidated statement of financial position as liabilities or in the mezzanine section between liabilities and equity. This statement improves comparability by eliminating that diversity. This statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 (that is, January 1, 2009, for entities with calendar year-ends). Earlier adoption is prohibited. The effective date of this statement is the same as that of the related Statement 141 (revised 2007). The Company will adopt this Statement beginning March 1, 2009. It is not believed that this will have an impact on the Company's consolidated financial position, results of operations or cash flows.

In December 2007, the FASB, issued FAS No. 141 (revised 2007), Business Combinations.' This Statement replaces FASB Statement No. 141, Business Combinations, but retains the fundamental requirements in Statement 141. This Statement establishes principles and requirements for how the acquirer: (a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; (b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and (c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. This statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date. The effective date of this statement is the same as that of the related FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements. The Company will adopt this statement beginning March 1, 2009. It is not believed that this will have an impact on the Company's consolidated financial position, results of operations or cash flows.

In February 2007, the FASB, issued SFAS No. 159, The Fair Value Option for Financial Assets and Liabilities—Including an Amendment of FASB Statement No. 115. This standard permits an entity to choose to measure many financial instruments and certain other items at fair value. This option is available to all entities. Most of the provisions in FAS 159 are elective; however, an amendment to FAS 115 Accounting for Certain Investments in Debt and Equity Securities applies to all entities with available for sale or trading securities. Some requirements apply differently to entities that do not report net income. SFAS No. 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of the previous fiscal year provided that the entity makes that choice in the first 120 days of that fiscal year and also elects to apply the provisions of SFAS No. 157 Fair Value Measurements. The Company will adopt SFAS No. 159 beginning March 1, 2008 and is currently evaluating the potential impact the adoption of this pronouncement will have on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this statement does not require any new fair value measurements. However, for some entities, the application of this statement will change current practice. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including financial statements for an interim period within that fiscal year. The Company will adopt this statement March 1, 2008, and it is not believed that this will have an impact on the Company's consolidated financial position, results of operations or cash flows.

PART II -- INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13.Other Expenses of Issuance and Distribution.

The following table set forth the cost and expenses, expected to be incurred in connection with the offering described in the registration statement. These amounts are estimates with the exception of the SEC’s registration fees.

Securities and Exchange Commission registration fee	$15.76
Federal Taxes	$0
State Taxes and Fees	$0
Transfer Agent Fees	$750
Accounting and audit fees and expenses	$4,500
Legal fees and expenses	$8,000
Blue Sky fees and expenses	$600
Miscellaneous	$1,134.24
Total	$15,000.00

Item 14.Indemnification of Directors and Officers.

Colorado corporation law provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

Colorado corporation law also provides that to the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys’ fees, actually and reasonably incurred by him in connection with the defense.

Our Articles of Incorporation and By-Laws provide for the indemnification of our officers, directors, agents, fiduciaries and employees to the fullest extent permitted by the Colorado Revised Statutes. Specifically, directors of the Company will not be personally liable to the Company or any of its shareholders for monetary damages for breach of fiduciary duty as directors, except liability for (i) any breach of the director’s duty of loyalty to the corporation or its shareholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) voting for or assenting to a distribution in violation of Colorado Revised Statutes Section 7-106-401 or the articles of incorporation if it is established that the director did not perform his duties in compliance with Colorado Revised Statutes Section 7-108-401, provided that the personal liability of a director in this circumstance shall be limited to the amount of distribution which exceeds what could have been distributed without violation of Colorado Revised Statutes Section 7-106-401 or the articles of incorporation; or (iv) any transaction from which the director directly or indirectly derives an improper personal benefit. Nothing contained in the provisions will be construed to deprive any director of his right to all defenses ordinarily available to the director nor will anything herein be construed to deprive any director of any right he may have for contribution from any other director or other person.

Disclosure of Commission’s Position on Indemnification of Securities Act Liabilities.

We have been advised that in the opinion of the SEC indemnification for liabilities arising under the Securities Act of 1933 is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities is asserted by one of our directors, officers, or controlling persons in connection with the securities being registered, we will either rely upon the opinion of counsel as to whether or not to pay indemnification, or  submit the matter to a court of appropriate jurisdiction.

Item 15.  Recent Sales of Unregistered Securities.

We have not sold any securities during the past five years.

Item 16.  Exhibits and Financial Statements Schedule.

The following documents are filed as exhibits to this registration statement.

Exhibit number	Description of Item
3.1	Articles of Incorporation
3.2	By-Laws
4.1	Form of Stock Certificate
4.2	Form of Class A Redeemable Common Sock Purchase Warrant
5.1	Opinion of Counsel
10.1	Line of Credit Agreement
14.1	Code of Business Conduct and Ethics
23.1	Consent of Independent Registered Public Accounting Firm
23.2	Consent of Counsel, included in Exhibit 5.1
99.1	Form of Election to Exercise Class A Redeemable Common Stock Purchase Warrant

Item 17.   Undertakings.

The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
	(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;
(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (§230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

	(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

    Provided, however, that paragraphs (1)(i), (1)(ii) and (1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4)
Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)	For determining liability of the undersigned under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned undertakes that in a primary offering of securities of the undersigned pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned small business issuer relating to the offering required to be filed pursuant to;
(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned small business issuer or used or referred to by the undersigned small business issuer;
(iii)
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned small business issuer or its securities provided by or on behalf of the undersigned small business issuer; and

(iv)	Any other communication that is an offer in the offering made by the undersigned small business issuer to the purchaser.

(6)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

    In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and authorized this Registration Statement to be signed on its behalf by the undersigned, in Glendale, California on August 4, 2009.

ASCOT FUNDING, INC.
(Registrant)

By:	/s/ Patrick C. Brooks
Patrick C. Brooks
Chairman of the Board of Directors, Director, President, Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer & Secretary

    Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following person in the capacities and on the date indicated above.

By:	/s/ Patrick C. Brooks
Patrick C. Brooks
Chairman of the Board of Directors, Director, President, Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer & Secretary

EXHIBIT INDEX

Exhibit number	Description of Item

3.1*	Articles of Incorporation
3.2*	By-Laws
4.1*	Form of Stock Certificate
4.2*	Form of Class A Redeemable Common Stock Purchase Warrant
5.1*	Opinion of Counsel
10.1*	Line of Credit Agreement
14.1*	Code of Business Conduct and Ethics
23.1*	Consent of Independent Registered Public Accounting Firm
23.2*	Consent of Counsel, included in Exhibit 5.1
99.1*	Form of Election to Exercise Class A Redeemable Common Stock Purchase Warrant
 * Filed herewith